PRO FORMA VALUATION REPORT MONARCH COMMUNITY BANCORP, INC. PROPOSED HOLDING COMPANY FOR MONARCH COMMUNITY BANK Coldwater, Michigan Dated As Of: March 8, 2002

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP FINANCIAL, LC.

Financial Services Industry Consultants

March 8, 2002

Board of Directors
Branch County Federal Savings and Loan Association
375 North Willowbrook Road
Coldwater, Michigan 49036

Gentlemen:

          At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion of Branch County Federal Savings and Loan Association, Coldwater, Michigan ("Branch County"). As part of the conversion, Branch County will change its name to Monarch Community Bank ("Monarch Community" or the "Bank"). The common stock issued in connection with the Bank's conversion will simultaneously be acquired by a newly-formed holding company, Monarch Community Bancorp, Inc. ("Monarch Community Bancorp" or the "Holding Company"). Pursuant to the Plan of Conversion, the common stock will be offered to eligible account holders of the Bank, the Bank's tax qualified employee plans, supplemental eligible account holders, other members, directors, officers and employees of the Bank, members of the local community and the public at large (the Subscription and Community Offerings).

          This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). This Appraisal has been prepared in accordance with the written valuation guidelines promulgated by the OTS, most recently updated as of October 21, 1994. Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the OTS, dated as of October 21, 1994; and applicable regulatory interpretations thereof.

Description of Reorganization

          The Board of Directors of the Bank has adopted a plan of conversion pursuant to which the Bank will convert from a federally chartered mutual savings institution to a federally chartered stock savings institution and issue all of its outstanding shares to the Holding Company. Monarch Community Bancorp will sell, in the Subscription and Community Offerings, Holding Company common stock in the amount equal to the appraised value of the Bank. Immediately following the conversion, the only significant assets of the Holding Company will be the capital stock of the Bank and the net conversion proceeds remaining after purchase of the Bank's common stock by the Holding Company. Monarch Community Bancorp will use 50 percent of the net conversion proceeds to purchase the Bank's common stock. A portion of the net conversion proceeds retained by the Holding Company will be loaned to the

Washington Headquarters Rosslyn Center 1700 North Moore Street, Suite 2210 Arlington, VA 22209 www.rpfinancial.com	Telephone: (703) 528-1700 Fax No.: (703) 528-1788 Toll-Free No.: (866) 723-0594 E-Mail: mail@rpfinancial.com

Board of Directors
March 8, 2002

ESOP to fund the ESOP's stock purchases in the offering, and the remainder will be reinvested into investment securities.

RP Financial, LC.

          RP Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal and assisting in the preparation of related business plan, we are independent of the Bank and the other parties engaged by Monarch Community to assist in the corporate reorganization and stock issuance process.

Valuation Methodology

          In preparing our appraisal, we have reviewed Monarch Community's application for Approval of Conversion, including the Proxy Statement, as filed with the OTS, and the Holding Company's Form SB-2 registration statement as filed with the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Bank that has included due diligence related discussions with Monarch Community's management; Plante Moran, LLP, the Bank's independent auditor; Silver Freedman & Taff, L.L.P., Monarch Community's conversion counsel; and Keefe, Bruyette & Woods, Inc., which has been retained as the financial and marketing advisor in connection with the Holding Company's stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

          We have investigated the competitive environment within which Monarch Community operates and have assessed the Bank's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment and analyzed the potential impact on Monarch Community and the industry as a whole. We have analyzed the potential effects of conversion on the Bank's operating characteristics and financial performance as they relate to the pro forma market value of Monarch Community Bancorp. We have reviewed the economy in the Bank's primary market area and have compared Monarch Community's financial performance and condition with selected publicly-traded thrift institutions with similar characteristics as the Bank, as well as all publicly-traded thrifts. We have reviewed conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts.

Board of Directors
March 8, 2002

          Our Appraisal is based on Monarch Community's representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank and its independent auditors, nor did we independently value the assets or liabilities, on or off balance sheet, of the Bank. The valuation considers Monarch Community only as a going concern and should not be considered as an indication of the liquidation value of the Bank.

          Our appraised value is predicated on a continuation of the current operating environment for Monarch Community and for all thrifts. Changes in the local, state and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Bank's value alone. It is our understanding that Monarch Community intends to remain an independent institution and there are no current plans for selling control of the Bank as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

          Pro forma market value is defined as the price at which Monarch Community Bancorp's stock, immediately upon completion of the conversion offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

          It is our opinion that, as of March 8, 2002, the aggregate pro forma market value of the Holding Company's common stock immediately following the offering, is $15,000,000 at the midpoint, equal to 1,500,000 shares offered at a per share value of $10.00. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board determined $10.00 per share offering price is set forth below.

Valuation Range	Offering Amount	Aggregate Market Value
	(Shares)	($)

Supermaximum	1,983,750	$19,837,500
Maximum	1,725,000	17,250,000
Midpoint	1,500,000	15,000,000
Minimum	1,275,000	12,750,000

Board of Directors
March 8, 2002

Limiting Factors and Considerations

          Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

          RP Financial's valuation was determined based on the financial condition and operations of Branch County as of December 31, 2001, the date of the financial data included in the regulatory applications and prospectus.

          RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

          The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Bank's financial performance and condition, management policies, and current conditions in the equity markets for thrift shares. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.
Respectfully submitted,
RP FINANCIAL, LC.
/s/ William E. PommereningJJO
William E. Pommerening Chief Executive Officer
/s/ James J. Oren
James J. Oren Senior Vice President

RP Financial, LC.

TABLE OF CONTENTS
MONARCH COMMUNITY BANK
Coldwater, Michigan
	DESCRIPTION	PAGE NUMBER

CHAPTER ONE	OVERVIEW AND FINANCIAL ANALYSIS

	Introduction	1.1
	Strategic Overview	1.2
	Balance Sheet Trends	1.6
	Income and Expense Trends	1.10
	Interest Rate Risk Management	1.14
	Lending Activities and Strategy	1.15
	Asset Quality	1.18
	Funding Composition and Strategy	1.19
	Legal Proceedings	1.20

CHAPTER TWO	MARKET AREA

	Introduction	2.1
	National Economic Factors	2.2
	Market Area Demographics	2.3
	Local Economy	2.4
	Competition	2.7
	Summary	2.9

CHAPTER THREE	PEER GROUP ANALYSIS

	Peer Group Selection	3.1
	Financial Condition	3.5
	Income and Expense Components	3.9
	Loan Composition	3.12
	Credit Risk	3.14
	Interest Rate Risk	3.14
	Summary	3.16

RP Financial, LC.

TABLE OF CONTENTS
MONARCH COMMUNITY BANK
Coldwater, Michigan
(continued)
DESCRIPTION			PAGE NUMBER

CHAPTER FOUR		VALUATION ANALYSIS

Introduction			4.1
Appraisal Guidelines			4.1
RP Financial Approach to the Valuation			4.1
Valuation Analysis			4.2
1.	Financial Condition		4.3
2.	Profitability, Growth and Viability of Earnings		4.5
3.	Asset Growth		4.7
4.	Primary Market Area		4.7
5.	Dividends		4.8
6.	Liquidity of the Shares		4.9
7.	Marketing of the Issue		4.10
	A.	The Public Market	4.10
	B.	The New Issue Market	4.16
	C.	The Acquisition Market	4.17
8.	Management		4.20
9.	Effect of Government Regulation and Regulatory Reform		4.20
Summary of Adjustments			4.21
Valuation Approaches			4.21
1.	Price-to-Earnings ("P/E")		4.22
2.	Price-to-Book ("P/B")		4.25
3.	Price-to-Assets ("P/A")		4.25
Comparison to Recent Conversions			4.25
Valuation Conclusion			4.26

RP Financial, LC.

LIST OF TABLES
MONARCH COMMUNITY BANK
Coldwater, Michigan

TABLE NUMBER	DESCRIPTION	PAGE

1.1	Historical Balance Sheets	1.7
1.2	Historical Income Statements	1.10

2.1	Major Market Area Employers	2.5
2.2	Market Area Employment Characteristics	2.6
2.3	Market Area Unemployment Trends	2.7
2.4	Deposit Summary	2.8

3.1	Peer Group of Publicly-Traded Thrifts	3.3
3.2	Balance Sheet Composition and Growth Rates	3.6
3.3	Income as a Percent of Average Assets and Yields, Costs, Spreads	3.10
3.4	Loan Portfolio Composition Comparative Analysis	3.13
3.5	Credit Risk Measures and Related Information	3.15
3.6	Interest Rate Risk Measures and Net Interest Income Volatility	3.16

4.1	Market Area Unemployment Rates	4.8
4.2	Recent Conversion Pricing Characteristics	4.18
4.3	Market Pricing Comparatives	4.19
4.4	Public Market Pricing	4.24

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I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

          Monarch Community, successor to Branch County, was organized in 1934 and is a federally chartered mutual savings bank headquartered in Coldwater, Michigan. In addition to the main office, which includes a full service branch, the Bank maintains four other full service branches. The main office and two branch offices are located in Branch County, while the two other branch offices are located in contiguous Hillsdale County. A map of the Bank's office locations is provided in Exhibit I-1. Monarch Community is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2001, Monarch Community had $168.7 million in assets, $105.7 million in deposits and total equity of $15.4 million or 9.1 percent of total assets.

          On February 21, 2002, the Board of Directors of the Bank adopted a plan of conversion, incorporated herein by reference, in which the Bank will convert from mutual to stock form. Monarch Community Bancorp, a Maryland corporation, was recently organized to facilitate the conversion of Monarch Community. In the course of the conversion, the Holding Company will acquire all of the capital stock that the Bank will issue upon its conversion from the mutual to stock form of ownership. Going forward, Monarch Community Bancorp will own 100 percent of the Bank's stock, and the Bank will be Monarch Community Bancorp's sole subsidiary. A portion of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank, with the balance of the proceeds being retained by the Holding Company.

          At this time, no other activities are contemplated for the Holding Company other than the ownership of the Bank, a loan to the newly-formed employee stock ownership plan ("ESOP") and reinvestment of the proceeds retained by the Holding Company. In the future, Monarch Community Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

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Strategic Overview

          Monarch Community maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base. Historically, Monarch Community's operating strategy has been fairly reflective of a traditional thrift operating strategy in which 1-4 family residential mortgage loans and retail deposits have constituted the principal components of the Bank's assets and liabilities, respectively. Beyond 1-4 family permanent mortgage loans, the Bank's loan portfolio includes diversification in commercial real estate, consumer, construction, land, multi-family and commercial business loans. Pursuant to the Bank's current strategic plan, Monarch Community will remain primarily a 1-4 family lending, but will also continue diversification into non-residential lending as well as commercial business and consumer types of lending. Monarch Community has also followed a practice of selling conforming long-term fixed rate residential loans into the secondary market on a servicing retained basis as a part of the overall interest rate risk management strategy.

          Monarch Community's emphasis on lending diversification serves to enhance the overall yield earned on the loan portfolio, but also increases the credit risk associated with the loan portfolio. The credit risk of the portfolio has also increased as the Bank has historically originated and held in portfolio a balance of "non-conforming" residential loans to customers. These non-conforming loans are reflective of the type of local borrower, who may not qualify for secondary market underwriting standards due to certain financial or other underwriting criteria. The Bank has sought to limit the credit risk exposure associated with higher risk types of loans through seeking higher loan rates, based on a "tiered" loan origination rate system. The Bank has also diversified the loan portfolio into other higher credit risk assets such as automobile loans, mobile home loans, direct and indirect recreational vehicle and boat loans and loans secured by commercial real estate assets. This overall shift to high credit risk lending has resulted in recently increasing levels of classified assets and non-performing loans or delinquencies, along with higher levels of loan loss provisions. The Bank has determined to increase the level of the allowances for loan and lease losses as a conservative planning assumption. In an effort to lessen credit risk, Monarch Community emphasizes origination of such loans almost solely in local and familiar markets. Credit risk associated with the loan portfolio has also been increased by characteristics of the local economy, which include a higher level of manufacturing employment

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Page 1.3

(particularly in the automotive industry) than comparative averages, and personal income levels that are lower than state and national averages. In recent periods, the primary market area has experienced slow to moderate growth in population and a decline in employment rates.

          Monarch Community has historically focused investment of earning assets into loans receivable, and therefore utilized limited investment in other earning assets such as U.S. Treasury or agency notes or bonds, or mortgage-backed securities. Thus, the general objectives of the investment portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk. Investments serve as a supplement to the Bank's lending activities and the investment portfolio is considered to be indicative of a low risk investment philosophy. The investment portfolio is comprised primarily of cash and cash equivalents, including overnight deposits with the FHLB, with the balance of the investment portfolio consisting of FHLB stock and mortgage-backed securities. Monarch Community has also invested in a limited partnership that was organized to construct, own and operate multi-family units in Coldwater, Michigan (the "Pedcor Investment"). This operation, which will be operated as a multi-family, low and moderate-income housing project, is expected to be completed by late 2002 and provide certain federal income tax credits and tax losses over a 12-15 year period. The Bank has invested a total of $1.5 million in this project, and expects to receive tax credits and tax losses equal to the investment in the project.

          Retail deposits and borrowings have consistently served as the primary interest-bearing funding sources for the Bank. Deposits have not generally been adequate enough to fund the Bank's assets, and Monarch Community has utilized borrowings, consisting solely of FHLB advances, over the past several years. Growth in deposits has included a mixture of CDs and transaction and savings accounts. CDs account for the largest portion of the Bank's deposit composition, and in recent years the concentration of CDs comprising total deposits has increased moderately. In addition, due to a lack of adequate funds locally, and the nature of local deposit costs and competition, in recent periods Monarch Community has obtained a portfolio of out-of-market brokered deposits, totaling in excess of $20 million as of December 31, 2001.

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Page 1.4

These funds, while more volatile than local core deposits, are able to be obtained at rates competitive with local funds. On a increasing basis, the Bank has utilized borrowings as an alternative funding source, with such borrowings consisting of FHLB advances. Retail deposits are expected to be the primary source to fund the Bank's future growth; however, to the extent additional borrowings are required, FHLB advances would likely continue to be the principal source of borrowings utilized by the Bank.

          Monarch Community's earnings base is largely dependent upon net interest income and operating expense levels, reflecting the Bank's emphasis on lending and operating a retail branch network franchise. The Bank has maintained a net interest margin above industry averages, reflecting Monarch Community's higher rates earned on the non-conforming component of the loan portfolio and the diversification of the loan portfolio into non-residential real estate credits, and the above average concentration of loans that comprise the Bank's interest-earning asset composition. Interest rate risk has been managed by an emphasis on originating adjustable rate and short-term loans such as consumer and commercial real estate loans, selling longer term fixed rate residential loans in the secondary market, maintaining most of the investment portfolio in short-term liquid funds and maintaining a capital position that serves to reduce the level of interest rate sensitive liabilities funding assets. Interest income has been moderated by the level of fixed assets (higher than industry averages due to the headquarters office building and branch office network) and the balance of real estate owned, which represents a non-earning asset.

          Operating expenses represent the other major component of the Bank's earnings, and these expenses have been maintained at a level above industry averages in recent years, when viewed as a percent of average assets. The operating expense ratio reflects impact of the branch office network, including three branches in which the costs of maintaining and operating the branches have yet to be fully leveraged, and costs associated with the new main office facility on Willowbrook Road in Coldwater. Additionally, personnel compensation and benefits expenses attributable to operations as a mutual institution have added to the overall expense base in recent years. As will be described later, the Bank has recently acted to reduce such compensation and benefits expenses by reducing the employment levels at the Bank by approximately 12 full-time positions in preparation for the conversion. The Bank's also maintains a large balance of loans serviced for others, and therefore incurs costs associated with the servicing of these off-balance

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Page 1.5

sheet assets. The Bank's increased capital position following the infusion of conversion proceeds is expected to facilitate leveraging of the operating expense ratio. At the same time, Monarch Community will incur additional operating expenses following the conversion, including expenses associated with the stock benefit plans and, thus, leveraging of the operating expense ratio is not expected to be significant following the conversion.

          The post-conversion business plan of the Bank is expected to continue to focus on products and services which have facilitated the historical growth of the Bank. Specifically, Monarch Community will continue to be an independent community-oriented financial institution with a commitment to local real estate and non-mortgage financing with operations funded by retail deposits, borrowings, equity capital and internal cash flows. In addition, the Bank will continue its diversification into commercial real estate and non-mortgage loans, as well as expansion and diversification of other products and services.

          The Bank's Board of Directors has elected to convert to the stock form of ownership to improve the competitive position of Monarch Community. The additional capital realized from conversion proceeds will increase liquidity to support funding of future loan growth and other interest-earning assets. Monarch Community's higher capital position resulting from the infusion of conversion proceeds will also serve to reduce interest rate risk, through enhancing the Bank's interest-earning-assets-to-interest-bearing-liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Bank's future funding needs, which may facilitate a reduction in Monarch Community's funding costs. Additionally, Monarch Community's higher equity-to-assets ratio will also better position the Bank to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through acquiring branches or other financial institutions in markets that would provide for further penetration in the markets currently served by the Bank or nearby surrounding markets. At this time, the Bank has no specific plans for expansion other than internal growth. The Bank's projected internal use of proceeds are highlighted below.
  Monarch Community Bancorp. The Holding Company is expected to retain up to 50 percent of the net conversion proceeds. At present, funds at the Holding Company level, net of the loan to the ESOP, are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock and the payment of regular cash dividends.

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Page 1.6

  Monarch Community. Approximately 50 percent of the net conversion proceeds will be infused into the Bank in exchange for all of the Bank's newly issued stock. The increase in capital will be less, as the amount to be borrowed by the ESOP to fund an 8.0 percent stock purchase will be deducted from capital. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth.
          Overall, it is the Bank's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Monarch Community's operations. The Bank has acknowledged that it intends to operate with excess capital in the near term, operating with a below market return on equity, until such time as the new capital can be leveraged in a safe and sound manner over an extended period of time.

Balance Sheet Trends

          From December 31, 1997 through December 31, 2001, Monarch Community exhibited annual asset growth of positive 4.9 percent (see Table 1.1). During this period, the Bank's interest-earning asset composition fluctuated, with the loans receivable balance varying from 77.2 percent of assets at fiscal year end 1998 to 85.5 percent of assets at December 31, 1999. As of December 31, 2001, loans receivable totaled 81.7 percent of assets. Asset growth has been funded with deposits, borrowings and retained earnings. The Bank's audited financial statements are incorporated by reference in Exhibit I-2, and a summary of Monarch Community's key operating ratios for the past five fiscal years are presented in Exhibit I-3.

          Monarch Community's loans receivable portfolio increased at a 4.3 percent annual rate from fiscal year end 1997 through December 31, 2001, with the portfolio exhibiting positive growth each year except fiscal 2001. The most notable loan growth occurred during fiscal 1999 and 2000, with net loan growth approximating $22.7 million over the two year time period. Loan growth has been sustained by the Bank's philosophy of investing available funds into loans receivable. The practice of selling conforming, long-term fixed rate residential mortgage loans

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Page 1.7

          (Table 1.1 "Monarch Community Bank Historical Balance Sheets" on this Page)

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Page 1.8

in the secondary market has resulted in building a portfolio of loans serviced for others in the amount of $81.8 million as of December 31, 2001.

          Monarch Community's historical emphasis on 1-4 family lending is reflected in its loan portfolio composition, as 68.2 percent of total loans receivable consisted of 1-4 family mortgage loans at December 31, 2001. Recent growth trends in the Bank's loan portfolio show increased lending diversification by the Bank into higher risk and higher yielding types of loans. Specifically, commercial real estate, multi-family and construction loans increased from 14.3 percent of total loans receivable at December 31, 2000 to 15.6 percent of total loans receivable at December 31, 2001. As the result of the stronger growth of the commercial real estate and multi-family loan portfolio, the Bank's 1-4 family loans declined from 69.1 percent to 68.2 percent of total loans outstanding at December 31, 2000 and December 31, 2001, respectively. Over the same time period, the balance of consumer and other non-mortgage loans declined, equaling 16.6 percent and 16.2 percent of total loans outstanding at December 31, 2000 and December 31, 2001, respectively.

          The intent of the Bank's investment policy is to provide adequate liquidity within the context of supporting Monarch Community's overall credit, reinvestment, liquidity and interest rate risk objectives. As such, the Bank's cash and investment securities portfolio has been generally limited to cash and cash equivalents, consisting of funds on overnight deposit with other financial institutions or the Federal Home Loan Bank. Over the past five years, the Bank's level of cash and investment securities (inclusive of FHLB stock) ranged from a low of 8.8 percent of assets at fiscal year end 1999 to a high of 17.2 percent of assets at December 31, 1998. As of December 31, 2001, the investment portfolio was comprised primarily of cash and cash equivalents ($16.3 million), with the balance of the investment portfolio consisting of FHLB stock ($2.6 million). Exhibit I-4 provides detail of the Bank's investment portfolio. It is anticipated that proceeds retained at the holding company level will primarily be invested into investments with short-term maturities.

          Mortgage-backed securities comprise the balance of the Bank's interest-earning assets composition, serving as an investment alternative to deploy excess liquidity. Monarch Community's investment philosophy has been to invest available funds into whole loans receivable and therefore, in recent years, investment in mortgage-backed securities has been

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Page 1.9

limited. As of December 31, 2001, mortgage-backed securities classified as held-to-maturity totaled $367,000, and mortgage-backed securities classified as held-for-trading totaled $258,000.

          Real estate owned assets have increased over the last four fiscal years, to a total of $2.6 million, or 1.53 percent of assets as of December 31, 2001. This amount reflects a recent decline in asset quality. The real estate owned portfolio is comprised almost entirely of 1-4 family residential real estate property, along with a small balance of consumer loans. The level of these assets reduces potential income for the Bank.

          Table 1.1 also presents trends in the level of fixed assets since December 31, 1997, and illustrates the effects of the investment in a new headquarters office building in Coldwater, Michigan, along with other investment in branch offices and other fixed assets. As of December 31, 2001, fixed assets totaled $4.9 million, or 2.92 percent of assets, well above industry averages of approximately 1.5 percent of assets. These assets also negatively affect the Bank's reported income, as these assets result in depreciation expense in addition to the loss of interest income.

          Over the past five years, Monarch Community's funding needs have been substantially met through retail deposits, borrowings, internal cash flows and retained earnings. From fiscal year end 1997 through December 31, 2001, the Bank's deposits increased at an annual rate of 3.4 percent, with positive deposit growth sustained throughout each year covered in Table 1.1. In the past year, growth in lower costing savings and transaction accounts has outpaced CDs, thereby facilitating a shift in the Bank's deposit composition towards a higher concentration of savings and transaction accounts. As of December 31, 2001, CDs and transaction and savings accounts represented 66.2 percent and 33.8 percent of the Bank's total deposits, respectively. Comparatively, as of December 31, 2000, CDs and transaction and savings accounts represented 68.2 percent and 31.8 percent of the Bank's total deposits, respectively. Most of Monarch Community's transaction and savings account growth has been realized in savings, NOW and money market deposit accounts. As of December 31, 2001, money market accounts equaled 9.5 percent of total deposits, while NOW accounts equaled 8.5 percent of total deposits. As of December 31, 2001, brokered CDs total $23.4 million, comprising 22.1 percent of total deposits.

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Page 1.10

          Borrowings serve as an alternative funding source for the Bank to address funding needs for loan growth and to support control of deposit costs, and to aid in interest rate risk management. The Bank has used borrowings to a noticeable extent, and as of December 31, 2001, borrowings held by Monarch Community totaled $45.5 million, or 30 percent of total deposits and borrowings. All of the borrowings held by Monarch Community at December 31, 2001 consisted of FHLB advances, with a large portion of the advances having maturity dates of 2007 or later. Anticipated deposit growth, the offering proceeds, and internal cash flows are expected to adequately address most of the Bank's funding needs in the foreseeable future. To the extent additional borrowings may be utilized by the Bank, such borrowings would likely consist of FHLB advances.

          Since fiscal year end 1997, positive earnings translated into an annual capital growth rate of 9.5 percent for the Bank. Capital growth outpaced the Bank's asset growth rate, as Monarch Community's equity-to-assets ratio increased from 7.6 percent at fiscal year end 1997 to 9.1 percent at December 31, 2001. With the exception of a mortgage servicing intangible of $432,000, all of the Bank's capital is tangible capital, and the Bank maintained capital surpluses relative to all of its regulatory capital requirements at December 31, 2001. The addition of conversion proceeds will serve to strengthen Monarch Community's capital position and competitive posture within its primary market area, as well as possibly support expansion into other nearby markets if favorable growth opportunities are presented. At the same time, as the result of the Bank's increased pro forma capital position, Monarch Community's ROE can be expected to be below industry averages following its conversion.

Income and Expense Trends

          Table 1.2 shows the Bank's historical income statements from fiscal year 1997 through fiscal year 2001. The Bank reported positive earnings over the past five years, ranging from a low of 0.44 percent of average assets during fiscal 2001 to a high of 1.13 percent of average assets during fiscal 1997. For the twelve months ended December 31, 2001, the Bank reported net income of $758,000 or 0.44 percent of average assets. Consistent with the Bank's thrift operating strategy, net interest income and operating expenses have been the dominant factors in Monarch Community's earnings. Non-interest operating income derived from Monarch

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          (Table 1.2 "Monarch Community Bank Historical Income Statements" on this Page)

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Page 1.12

Community's retail banking activities has also been a noticeable contributor to the Bank's earnings, while up until fiscal 2001, loan loss provisions were a minor factor in the Bank's earnings. Gains resulting from the sale of loans have also been a factor in the Bank's earnings, in particular the most recent twelve month period.

          Monarch Community maintained a net interest margin between 3.58 percent and 4.12 percent of average assets throughout the period shown in Table 1.2, which has been supported by the Bank's maintenance of a relatively high concentration of loans as a percent of assets and the ability to obtain higher loan yields on the non-conforming nature of certain loans in portfolio. The diversification of the loan portfolio into higher credit risk, but higher yield commercial real estate and consumer loans has also assisted the interest income levels. The most recent twelve month period reflected a decrease in the interest income ratio, due to declining interest rates during fiscal 2001, and a lesser decrease in the interest expense ratio, due in part to the use of out-of-market brokered deposits. Overall, the Bank's net interest margin has exhibited relatively limited fluctuation, as Monarch Community's management of interest rate risk through emphasizing interest rate sensitive types of lending, maintaining an investment portfolio with short-term maturities has supported maintenance of a relatively stable interest rate spread. The Bank's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

          Sources of non-interest operating income have been a contributor to the Bank's earnings. Throughout the period shown in Table 1.2, sources of non-interest operating income have ranged from a low of 0.51 percent of average assets in fiscal 1997 to a high of 0.82 percent of average assets in fiscal 2000. In fiscal 2001, non-interest income was 0.72 percent of average assets. Sources of non-interest operating income consist substantially of fees and service charges generated from the Bank's retail banking activities, with the recent upward trend in the non-interest operating income ratio supported by growth of fees earned on checking accounts and ATM transactions. Monarch Community also records income on the loan servicing portfolio. At this time, the Bank has no plans to further diversify into activities that would generate additional non-interest operating income and, thus, Monarch Community's earnings can be expected to remain dependent upon the net interest margin.

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          Operating expenses represent the other major component of the Bank's earnings, ranging from a low of 2.54 percent of average assets in fiscal 1997 to a high of 3.87 percent of average assets in fiscal 2001. Such expenses as a percent of average assets have increased steadily over the time period shown in Table 1.2. The relatively high operating expense ratio posted for the most recent twelve month period was largely attributable to increases in several areas, including data processing (the Bank incurred the costs of converting to a new service provider), mortgage banking expenses (Monarch Community had an active loan origination and sale period for fiscal 2001), and other various increases such as professional fees, salaries and benefits and expenses due to costs of repossessed real estate. Over the past few years, higher operating expenses have also resulted from opening of new branch locations, in which the expenses associated with opening and operating the new facilities have yet to be fully leveraged. The Bank took steps to reduce operating expenses by terminating 12 positions in early fiscal 2002 with aggregate pre-tax savings of an estimated $500,000 anticipated. However, upward pressure will be placed on the Bank's operating expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same, the increase in capital realized from the stock offering will increase the Bank capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

          Overall, the general trends in the Bank's net interest margin and operating expense ratio since 1997 reflect a decline in the Bank's core earnings, as indicated by the Bank's expense coverage ratio (net interest income divided by operating expenses). Monarch Community's expense coverage ratio equaled 1.40 times in fiscal 1997, versus a comparable ratio of 0.95 times during the twelve months ended December 31, 2001. Similarly, Monarch Community's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 88.0 percent for twelve months ended December 31, 2001 was less favorable than the 62.1 percent efficiency ratio maintained in fiscal 1997.

          Up until fiscal 2001, loan loss provisions had a limited impact on the Bank's earnings, reflecting Monarch Community's maintenance of more favorable credit quality measures and generally stable trends in the local real estate market and economic conditions. Loan loss provisions established by the Bank ranged from a low of 0.01 percent of average assets in fiscal

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1997 to a high of 0.62 percent of average assets for the twelve months ended December 31, 2001. The higher level of loss provisions established during the most recent twelve month period was largely attributable to a change in the methodology of evaluating the allowance for loan losses and an increase in the level of non-performing loans. As of December 31, 2001, the Bank maintained allowance for loan losses of $1.7 million, equal to 30.3 percent of non-performing assets and accruing loans more than 90 days past due and 1.22 percent of net loans receivable. Exhibit I-6 sets forth the Bank's allowance for loan loss activity during the past two years.

          Gains resulting from the sale of loans typically have been a contributor to the Bank's earnings. During the twelve months ended December 31, 2001, the Bank recorded gains from the sale loans in the amount of $1.2 million, primarily reflecting the sale of approximately $47.0 million of mortgage loans, originated due to a high level of loan refinancings that occurred during fiscal 2001. In the prior four fiscal years, the Bank's gains on the sale of loans averaged $437,000. The ability to record the year 2001 level of gains on a recurring basis is uncertain. Monarch Community's income statement has also recorded minor levels of income or expense in the areas of gains or losses on the sale of real estate owned, fixed assets, trading gains or losses, or loss on the reclassification of loans.

          The Bank's effective tax rate varied from 28.26 percent for fiscal 2001 to 35.95 percent for fiscal 2000, with the lower year 2001 tax rate due in part to a one-time reduction in the level of accrued taxes. Going forward, the effective tax rate is expected to approximate 34 percent.

Interest Rate Risk Management

          Certain interest rate risk calculations provided by the OTS indicate that Monarch Community is subject to a fairly low level of interest rate risk. As of December 31, 2001, the Net Portfolio Value ("NPV") analysis provided by the OTS indicated that a 2.0 percent instantaneous and sustained increase in interest rates would result in a 2.0 percent decline in the Bank's NPV (see Exhibit I-7). This compares to a 19 percent decrease in NPV for all OTS-regulated thrifts in the Central Region of the OTS.

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          The Bank manages interest rate risk from both the asset and liability sides of the balance sheet. On the asset side of the balance sheet, Monarch Community emphasizes investment in short-term investment funds, shorter-term consumer loans, commercial real estate loans and construction loans, along with the sale of conforming long-term fixed rate residential loans into the secondary market and retention of adjustable rate 1-4 family permanent mortgage loans for portfolio. On the liability and equity side of the balance sheet, management of interest rate risk has been pursued through maintaining an adequate capital position and through emphasizing less interest rate sensitive and lower costing transaction and savings accounts, and acquiring longer-term borrowings at fixed interest rates to offset the negative impact of longer-term fixed rate loans in portfolio. As of December 31, 2001, of the total loans due after December 31, 2002, ARM loans comprised 14 percent of the balance of those loans (see Exhibit I-8).

          The infusion of stock proceeds will serve to further limit the Bank's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase to capital will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

          Monarch Community's lending activities have traditionally emphasized 1-4 family permanent mortgage loans and 1-4 family permanent mortgage loans continue to comprise the largest concentration of the loan portfolio. Beyond 1-4 family loans, lending diversification by the Bank includes loans secured by commercial real estate and multi-family residential real estate, consumer loans, construction loans, land loans and commercial business loans. Exhibit I-9 provides historical detail of Monarch Community's loan portfolio composition over the past two years and Exhibit I-10 provides the contractual maturity of the Bank's loan portfolio by loan type as of December 31, 2001.

          Monarch Community originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans, retaining adjustable rate loans portfolio, and, in the past, selling a majority of saleable (conforming) fixed rate residential loans into the secondary market with servicing retained. A portion of the fixed rate loan originations are generally underwritten to secondary market standards that would allow for the sale of such loans. In addition, since approximately

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1985, Monarch Community has originated non-conforming residential mortgage loans. As these loans are not saleable into the secondary market, such loans are held in the Bank's portfolio. Non-conforming loans, which total an estimated $20 million as of December 31, 2001, are non-conforming due to certain specific financial or other characteristics of the borrower (financial or otherwise), or the property used as security. Monarch Community charges higher interest rates on non-conforming loans and requires lower loan-to-value ratios. The non-conforming loans entail a higher risk of delinquency, foreclosure and potential losses.

          Standard fixed and adjustable rate loans offered by the Bank have terms of up to 30 years and are generally fully amortizing with payments due monthly. In recent periods, most of the Bank's 1-4 family lending volume consists of fixed rate loans. ARM loans offered by the Bank consist of loans that reprice every one, three or seven years and which are indexed to the equivalent of the one-year U.S. Treasury rate. Initial rates on ARM loans are typically discounted from the fully-indexed rate, with repricing terms providing for annual and lifetime caps. The Bank typically requires a loan-to-value ("LTV") ratio of 80.0 percent or less for 1-4 family loans, but in some cases may lend up to a 97 percent LTV, if the borrower obtains private mortgage insurance. As of December 31, 2001, the Bank's 1-4 family permanent mortgage loan portfolio totaled $95.4 million or 68.2 percent of total loans outstanding.

          Monarch Community also offers construction and land development loans, which totaled $6.8 million at December 31, 2001. The Bank's construction lending activities are typically for the construction of pre-sold homes, are generally for terms of one year or less at fixed rates and require payment of interest only during the construction period. Monarch Community will originate construction loans up to a LTV ratio of 80.0 percent. Most of the Bank's construction lending activities have generally been limited to 1-4 family properties in the local market area, although Monarch Community does offer commercial construction loans. Land development loans are generally loans on building lots with terms of up to one year and available with fixed or adjustable rates of interest.

          The balance of the mortgage loan portfolio consists of commercial real estate and multi-family loans, which are collateralized by properties in the Bank's normal lending territory. Commercial real estate and multi-family loans are originated up to a maximum LTV ratio of 80 percent. Loan terms typically provide for amortization periods of up to 25 years and are floating

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rate loans that can be tied to a variety of indices. Properties securing the commercial real estate and multi-family loan portfolio consist primarily of storefronts, churches, apartments, small office buildings and warehouses. As of December 31, 2001, the Bank's commercial real estate and multi-family loan portfolio totaled $15.1 million or 10.8 percent of total loans outstanding. Commercial real estate lending is expected to be an area of gradual lending growth for the Bank, as Monarch Community has been effective in establishing a lending niche to serve borrowers with loan needs that are viewed as being too small for the larger commercial banks to effectively service.

          Diversification into non-mortgage lending consists of consumer loans, as well as commercial business loans. The consumer loan portfolio consists primarily of home equity lines of credit/home improvement loans and automobile loans. Other types of consumer loans held by the Bank include mobile home loans, recreational vehicle/boat loans and other secured and unsecured installment loans. Monarch Community is no longer active in originating mobile home loans and the balance of mobile home loans currently held by the Bank is declining (less than $1.4 million currently), although the Bank has been experiencing relatively high delinquencies and charge-offs on that portfolio. Home equity lines of credit are fixed rate loans and are limited to a maximum LTV ratio of 100 percent of the combined balance of the home equity line of credit and the first lien. The maximum term on home equity or home improvement loans is 15 years. Auto, boat and recreational vehicle loans are originated on a direct basis and boat and recreational vehicle loans on a indirect basis. Indirect loans are bought on a rate basis, paying the dealer a cash payment for loans with an interest rate in excess of the rate required by the Bank. Auto loans are offered for terms of up to 60 months, with higher rates and shorter terms being required for used cars. As of December 31, 2001, Monarch Community's outstanding balance of consumer loans totaled $20.7 million or 14.8 percent of total loans outstanding.

          The balance of the loan portfolio consists of commercial business loans, which totaled $1.9 million or 1.3 percent of total loans outstanding at December 31, 2001. Commercial business loans held by the Bank consist mostly of secured loans that are extended to local businesses for purposes of financing machinery, equipment purchases, inventory or accounts receivable. A balance of agriculture related loans are also outstanding. Loan terms for

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commercial business loans provide for floating rate lines of credit that are tied to the Prime rate and are renewable annually. Commercial business lending is a desired growth area for the Bank, in which Monarch Community will be targeting small- and mid-size companies in the local market area as the primary source of commercial loan growth.

          Exhibit I-11 provides a summary of the Bank's lending activities over the past two years. During the past two years, originations of 1-4 family permanent mortgage loans accounted for $118.3 million, or 72.8 percent of the Bank's total lending volume. Originations of 1-4 family loans were notably higher during fiscal 2001 compared to fiscal 2000 ($84.0 million versus $34.3 million), which was supported by a higher demand for loans to be refinanced. The stronger demand for loan refinancings also translated in higher repayments during fiscal 2001. As the Bank followed a strategy of selling qualifying fixed rate residential loans into the secondary market net loans receivable actually decreased during fiscal 2001 by $476,000. Consumer loan originations constituted the Bank's second most active area of lending during the past two years, with such originations totaling $11.8 million during fiscal 2000 and $8.0 million during fiscal 2001. The remaining loans originated during fiscal 2001 were commercial real estate ($6.7 million), construction/dev. ($5.2 million) and commercial business ($1.4 million).

Asset Quality

          The Bank's lending practices that include non-conforming residential loans and other higher credit risk lending such as manufactured housing has resulted in increasing ratios of non-performing assets. Over the past year, Monarch Community's balance of non-performing assets (real estate owned and non-accruing loans), and accruing loans that are more than 90 days past due increased from $4,014,000 to $5,548,000 at December 31, 2001. Accruing loans greater than 90 days delinquent accounted for the largest portion of the Bank's non-performing assets over the past two years. As shown in Exhibit I-12, the Bank's balance of problem assets at December 31, 2001 consisted of $2,975,000 of loans greater than 90 days delinquent still accruing, and $2,573,000 of real estate owned. In addition, loans delinquent between 60 and 90 days totaled $5.0 million as of December 31, 2001, and consisted primarily of 1-4 family residential real estate loans. The largest portion of the Bank's non-performing assets at December 31, 2001 consisted of 1-4 family loans.

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          Monarch Community also categorizes the loan portfolio based on "classified assets" categories provided by the OTS. Assets are classified as "Substandard", "Doubtful", or "Loss" based on ability of the assets to perform according to their terms and condition, and as to the likelihood of default. As of December 31, 2001 total Substandard assets were $3.0 million and total Doubtful assets were $555,000. No assets were classified as Loss.
In addition to the non-performing assets shown in Exhibit I-12, the Bank had 5 loans with an aggregate balance of $1.8 million which possible credit problems have caused Monarch Community to have doubts as to the ability of the borrowers to comply with required loan terms. As of December 31, 2001, all five loans were current and performing according to their terms.
The Bank reviews and classifies assets on a quarterly basis and establishes loan loss provisions based on the overall quality, size and composition of the loan portfolio, as well other factors such as historical loss experience, industry trends and local real estate market and economic conditions. The Bank maintained valuation allowances of $1.7 million at December 31, 2001, equal to 1.22 percent of net loans receivable and 30.3 percent of non-performing assets and accruing loans more than 90 days past due.

Funding Composition and Strategy

          Deposits have consistently accounted for the Bank's primary source of funds and at December 31, 2001 deposits equaled 70.0 percent of Monarch Community's interest-bearing funding composition. Exhibit I-13 sets forth the Bank's deposit composition for the past two fiscal years and Exhibit I-14 provides the interest rate and maturity composition of the CD portfolio at December 31, 2001. CDs represent the largest component of the Bank's deposit composition, with Monarch Community's current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of December 31, 2001, the CD portfolio totaled $70.0 million or 66.2 percent of total deposits and 69.1 percent of the CDs were scheduled to mature in one year or less. As of December 31, 2001, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $19.2 million or 27.4 percent of total CDs. Monarch Community maintains a substantial balance of brokered CDs, equal to $23.4 million, obtained from out-of-market sources. These funds are attractive for the Bank as costs of

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these funds are generally equal to or less than comparable in-market deposits. However, these funds also reflect more "non-core" deposit customers, who are likely less loyal to the Bank. Deposit rates offered by the Bank are generally in the middle-to-upper end of the range of rates offered by local competitors.

          Lower cost savings and transaction accounts comprise the balance of the Bank's deposit composition, with such deposits amounting to $35.7 million or 33.8 percent of total deposits at December 31, 2001. Over the past year, the Bank's concentration of transaction and savings accounts comprising total deposits has increased slightly, as transaction and savings account deposits equaled 31.7 percent of Monarch Community's total deposits at fiscal year end 2000. The increase in core deposits as a percent of total deposits was realized through growth of checking, savings and money market accounts, but was partially offset by a decline in non-interest bearing accounts.

          Borrowings have been utilized by the Monarch Community in recent years, to support expansion of operations, control of deposits costs and as a source of liquidity. The Bank maintained $45.5 million of borrowings at December 31, 2001, versus a peak balance of $49.0 million at fiscal year end 2000. Borrowings held by the Bank at December 31, 2001 consisted entirely of FHLB advances. Exhibit I-15 provides further detail of Monarch Community's borrowing activities during the past two fiscal years. Monarch Community's deposit growth, internal funding and stock proceeds are expected to be adequate enough to fund the substantial portion of the Bank's lending and investment activities for the intermediate-term. To the extent additional borrowings are utilized by the Bank, such borrowings would most likely consist of FHLB advances.

Legal Proceedings

          Monarch Community is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

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Page 2.1

II. MARKET AREA

Introduction

          Monarch Community conducts operations in southcentral Michigan through its headquarters office in Coldwater, Branch County, Michigan, two branches in Branch County and two branches in Hillsdale County. Branch County is a generally rural and agriculturally-based county located midway between Detroit, Michigan and Chicago, Illinois, along the Michigan/Indiana border. Branch County lies immediately west of Hillsdale County, which borders both states of Indiana and Ohio. The Bank considers its primary market area to include the above two counties plus, to a lesser extent, the regions surrounding these counties. The Bank intends to continue operations concentrated within current markets through existing offices, utilizing the stock conversion proceeds as the capital base to facilitate such operations. Exhibit II-1 presents details of the Bank's office locations.

          The Bank is headquartered in Branch County and holds a strong market share of deposits in the three office locations in that county, and the Bank's growth in this market is expected to be limited given the slow growing rural economy and level of competition. Both Branch and Hillsdale Counties have similar population bases of approximately 45,000, with the county seats of Coldwater and Hillsdale representing population centers.

          Monarch Community competes with a number of locally-based and locally-owned financial institutions, along with a small number of larger regional commercial banks. In the Bank's home county of Branch, the primary competition consists of a number of regionally-owned banks, including Southern Michigan Bank and Trust, Century Bank and Trust, National City Bank of Michigan/Illinois, Sturgis Bank and Trust Company and Flagstar Bank, FSB. In Hillsdale County, the main competitors include an out-of-state bank such as Fifth Third Bank of Ohio along with local banks such as Hillsdale County National Bank, Bank of Lenawee, and regional banks such as Southern Michigan Bank and Trust, Century Bank and Trust and Flagstar Bank, FSB. There are two other thrifts operating in Branch County, while there is one other thrift in Hillsdale County. In addition, the Bank faces competition from mortgage banking

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companies, consumer finance companies, investment houses, mutual funds, insurance companies and other financial intermediaries. Over the past couple of years, the competitive factors have intensified with the growth of electronic delivery systems (particularly the Internet).

          Future growth opportunities for Monarch Community depend on future growth and stability of the regional economy (in particular the areas surrounding the Bank's office locations), demographic growth trends and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank, the relative economic health of Monarch Community's market area, and the relative impact on value.

National Economic Factors

          The future success of the Bank's operations is partially dependent upon various national and local economic trends. Trends in the national economy have generally reflected a slowing pace of growth since the fall of 2000, which have been greatly affected by the September 11, 2001 attacks. Reflecting a positive factor, inflation remains relatively low compared to historical levels. The economic slowdown and September 11 attacks has eliminated the projected Federal budget surplus and caused a noticeable increase in unemployment and a slowdown in economic growth. Unemployment rates remained below 5.0 percent throughout the first half of 2001, but increased to 5.4 percent for October 2001 and to 5.8 percent for December 2001. Prior to September 11, 2001, the economy showed continued signs of sluggishness, which included lowered expectations of future earnings by a number of bellwether stocks in a wide range of industrial sectors and declines in several key economic indicators regarding production and consumer demand. The GDP fell for the third quarter of 2001 by 1.3 percent, following a minimal 0.3 percent increase for the second quarter of 2001, and economists have already declared the nation's economy to be in an official recession. The stock markets remained depressed throughout the calendar year 2001, and were negatively effected by September 11th. For the year ended December 31, 2001, the NASDAQ and the DJIA were down by 7.1 and 21.1 percent, respectively.

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          Certain positive economic data began to emerge in the first calendar year quarter of 2002, including a decline in the unemployment rate for January 2002, stabilization of consumer confidence ratios, and indications from the Federal Reserve Board that the recession is deemed over. As of March 8, 2002, the DJIA was up by 5.5 percent since year end 2001, while the NASDAQ was down by 1.1 percent.

          Interest rate trends have been varied since the beginning of 2001. Concerns of a slumping economy, and the effects of September 11th prompted the Federal Reserve to reduce the overnight Fed funds rate a total of 11 times since January 1, 2001, to levels not seen since the early 1960s. As of the latest Fed rate cut, effective December 11, 2001, the Fed Funds rate was 1.75 percent, down from 6.50 percent at the beginning of the year, while the Discount Rate stood at 1.25 percent, down from 6.00 percent at January 1, 2001. The effect of these interest rate cuts has been most evident in short term rates, which have declined more than longer term rates, steepening the overall treasury yield curve. The Federal Reserve has indicated that the series of rate reductions is more likely to be over at the present time. As of March 8, 2002, one- and thirty-year U.S. government bonds were yielding 2.60 percent and 5.71 percent, respectively, compared to 5.84 percent and 5.44 percent, respectively, as of December 31, 2000. Exhibit II-2 presents historical interest rate trends.

Market Area Demographics

          Exhibit II-3 includes detailed information regarding the demographic trends for the Bank's market area counties from 1990 to 2000 and projected through 2005, along with additional data regarding sources of personal income and employment sectors. Data for the nation and the State of Michigan is included for comparative purposes. The Bank's two county market area contained a total population of approximately 91,000 as of 2000, with Hillsdale County containing 52 percent of the population base, and Branch County having 48 percent of the population. Branch County, the location of the Bank's headquarters office and a majority of the Bank's deposits, reported increases in population and households during the 1990s at a rate less than the state and national growth trends. These low rates of growth are indicative of a more rural economy and fewer economic growth opportunities. Conversely, Hillsdale County reported higher growth in population and households, at levels in excess of state and national averages, as

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this county has experienced a more active and diversified economy. The population and household growth trends described above are forecasted to continue over the next several years.

          Median household income and per capita income data (see Exhibit II-3) fell below statewide averages in both market area counties, with Branch County's median household income equal to 82 percent of the statewide average and per capita income equal to 73 percent of the statewide average. Hillsdale County reported a higher level of income, which reflected the positive effects of the employment opportunities (particularly in the manufacturing sector) available in that county.

Local Economy

          The two county market area has been historically and continues to be based primarily on manufacturing and agriculture. The region generally remains quite rural in nature, with the county seats of Coldwater and Hillsdale representing the largest population centers. Hillsdale County has developed into a center for automobile products-related manufacturing companies, given that county's proximity to the Detroit metropolitan area, and other automobile manufacturing centers in Indiana and Ohio. This type of manufacturing employment includes both heavy industry machining and casting, along with plastics and injection molding companies. Branch County, while having a concentration in automobile-related manufacturing, also has a level of diversification into areas such as corrections facilities, a Wal-Mart distribution center, and health care facilities. In the past, the two county region has not experienced rapid growth, and thus has not been subject to a significant downturn in the local economies. Table 2.1 lists the largest employers in each market area county, highlighting the major role of manufacturing, agriculture, and trade to the regional economy.

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Table 2.1
Monarch Community Bank
Major Market Area Employers
Employer	Industry/Product	Approximate of Employees

Branch County
Wal-Mart Distribution Center	Retailing	1,000
Michigan Dept. of Corrections	State Correctional Facility	705
Community Health Center	Regional Medical Center	550
Coldwater Community Schools	K-12 Education	400
GME, Inc.	Metal Fabrication	350
Crotty Corporation	Auto Trim, Gaskets, Visors	300
Douglas Autotech	Truck Steering Columns	300
Voltek	Polyethylene Foam	233
Branch Int. School District	Vocational/Tech, K-12	212
Quality Spring/Togo	Spring Products	200
Asama Coldwater Manuf., Inc.	Ferrous Casting/Machining-Autos	200
IMCO	Non-Ferrous Materials	190

Hillsdale County
Hillsdale Tool & Manufacturing	General, CNC Machinging, Dampers	830
Walker Manufacturing Co.	Automobile Exhaust Systems	500
SKD, LP	Stampings, MIG & Spot Weld	400
Teleflex, Inc.	Auto Components	380
Swift-Eckrich	Meat Products	350
Hi-Lex Controls, Inc.	Auto Manuf./Power Window Regs.	348
Mark I Molded Plastics	Plastic Products/Injection Molding	300
Yukon Manufacturing, Inc.	Automobile Ind. Materials Handling	230
Simpson Industries, Inc.	Auto/truck/heavy equip. parts	200
Venture	Injection Molding/Decorated Parts	200
Dow Chemical	Chemical Preparations	170
Pillsbury	Bakery Products	160

Source: County Chambers of Commerce.

          As shown in Table 2.2 below, both market area counties have a higher proportion of employment in manufacturing and agriculture than the state, averaging 27 percent for manufacturing versus 18 percent for the state. Additional detail is presented in Exhibit II-4. Hillsdale County reported the highest level of employment in manufacturing, while Branch County had the highest level of government employment, in part due to the state correctional facility. Wholesale/retail trade was highest in Branch County, due to the presence of the Wal-

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Mart Distribution Center. Services employment was notable lower in both market area counties. The characteristics of employment base shown in the table below underscores the previously referenced characteristics.

Table 2.2
Monarch Community Bank
Market Area Employment Characteristics

Employment Area	Michigan	Branch Co.	Hillsdale Co.

Wholesale/Retail Trade	21.8%	23.1%	15.8%
Manufacturing	18.0%	20.7%	33.9%
Services	30.1%	18.3%	19.7%
Government	11.9%	18.2%	11.8%
Agriculture	1.4%	6.7%	7.4%
Fin./Ins./RE	6.8%	4.9%	4.2%
Construction	5.2%	4.6%	3.8%
Transportation	3.7%	2.6%	2.2%
Other	1.2%	0.9%	1.4%
Total	100.0%	100.0%	100.0%

Source: REIS, Inc., 1999 data.

          As shown in Table 2.3, unemployment in both of the Bank's market area communities has increased in the last twelve months. Branch County and Hillsdale County both reported unemployment rates above the national and statewide averages as of December 2001. The small labor forces of these counties also indicates that a small change in employment will cause a larger change to the unemployment rate. However, the overall employment levels are not substantially different that the national and statewide averages.

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Table 2.3
Monarch Community Bank
Market Area Unemployment Trends

Region	Dec. 2000 Unemployment	Dec. 2001 Unemployment

United States	3.7%	5.4%
Michigan (Nov. data)	3.4%	5.3%
Branch County	4.0%	6.0%
Hillsdale County	4.1%	5.7%

Source: U.S. Bureau of Labor Statistics.

Competition

          Forecasts of moderate increases in population and households in the Bank's primary market area suggests relatively slow deposit growth for local financial institution branches. Table 2.4 displays deposit trends for thrifts and commercial banks in the market area from 1998 to 2001. Since 1998, deposit growth in Michigan has been positive for both commercial banks and savings institutions, with savings institutions increasing at a lower rate of 1.8 percent annually over the three year period. Commercial banks continue to maintain the majority of deposit funds in the state of Michigan, approximately 83 percent of all deposits as of the most recent date.

          Within the regional market area, both counties in total recorded higher growth in deposits than the state since 1998, with Branch County's deposit growth equal to 5.0 percent annually. Commercial banks have a majority of deposit funds in both market area counties examined (68 percent in Branch County), although thrifts hold a larger percentage of the deposit base in both market area counties than the statewide average.

          Monarch Community experienced faster deposit growth in Hillsdale County since 1998 than the competitors on average, although the low dollar amount of deposits and low market share enables the Bank to record higher percentage growth rates. In Branch County, location of the Bank's headquarters office, the Bank recorded a lower rate of deposit growth, resulting in a decline in deposit market share from 21.2 percent to 20.0 percent over the three year period. This continues to represent a strong market share of the county's deposits.

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(Table 2.4 "Monarch Community Bank Deposit Summary" on this Page)

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Summary

          The overall condition of the primary market area can be characterized as stable, with slow to moderate growth potential based on regional population and economic projections. Going forward, in view of the local demographic and economic trends and the numbers and types of competitors in the market area, the competition for deposits is expected to remain substantial, which will result in Monarch Community having to pay competitive deposit rates and provide high quality service to increase local market share. The reinvestment of stock proceeds from the conversion may mitigate to some extent the potentially higher funding costs to attract deposits through anticipated shareholder loyalty.

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III. PEER GROUP ANALYSIS

          This chapter presents an analysis of Monarch Community's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Monarch Community is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Monarch Community, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

          The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

          Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 255 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will

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be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Monarch Community Bancorp will be a full public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected eleven institutions with characteristics similar to those of Monarch Community. In the selection process, we applied two "screens" to the universe of all public companies:
  Screen #1. Michigan institutions with assets less than $1 billion. Two companies met the criteria for Screen #2 and both were included in the Peer Group: Citizens First Bancorp and MSB Financial, Inc. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded thrifts in Michigan.

  Screen #2. Indiana institutions with assets between $100 million and $250 million with positive earnings. Nine companies met the criteria for Screen #1 and all were included in the Peer Group: AMB Financial Corp., FFW Corporation, First Bancorp of Indiana, Logansport Financial Corp., Northeast Indiana Bancorp, River Valley Bancorp, Security Financial Bancorp, Sobieski Bancorp and Union Community Bancorp. Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded thrifts in Indiana.
          Table 3.1 shows the general characteristics of each of the eleven Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Monarch Community, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Monarch Community's financial condition, income and expense trends, loan composition, interest rate and credit risk versus the Peer Group as of the most recent publicly available date.

          A summary description of the key characteristics of each of the Peer Group companies is detailed below.
  AMB Financial Corp. of Munster, IN. Selected due to northern Indiana market area, traditional thrift operating strategy, characterized by comparable size of branch network, comparable return on average assets, comparable portfolio composition and favorable credit quality measures.

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(Table 3.1 "Peer Group of Publicly-Traded Thrifts - March 11, 2002" on this Page)

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  Citizens First Bancorp. Inc. of Port Huron, MI. Selected due to Michigan market area, traditional thrift operating strategy, characterized by similar investment in loans receivable, comparable return on average assets, comparable net interest margin and more favorable credit quality measures.

  FFW Corporation of Wabash IN. Selected due to Indiana market area, traditional thrift operating strategy, characterized by comparable size of branch network, similar funding composition, more favorable credit quality measures.

  First Bancorp of IN. Selected due to Indiana market area, traditional thrift operating strategy, characterized by comparable size of branch network, level of capital, comparable net income and more favorable credit quality measures.

  Logansport Financial Corp. of IN. Selected due to Indiana market area, traditional thrift operating strategy, characterized by comparable asset size, similar interest-earning asset composition, lower capital position, comparable net interest margin, and similar portfolio composition.

  MSB Financial, Inc. of Marshall, MI. Selected due to Central Michigan market area, traditional thrift operating strategy, characterized by similar level of investment in loans receivable, similar interest-earning asset composition, and strong net interest income levels.

  Northeast Indiana Bancorp of IN. Selected due to Indiana market area, traditional thrift operating strategy, characterized by similar interest-bearing liabilities composition, and similar level of commercial real estate loans in portfolio.

  River Valley Bancorp of IN. Selected due to Indiana market area, traditional thrift operating strategy, characterized by similar sized branch network, similar interest-earning asset composition and higher level of net income.

  Security Financial Bancorp of IN. Selected due to Indiana market area, traditional thrift operating strategy, characterized by higher level of capital, comparable return on assets, similar earnings contribution from sources of non-interest operating income, comparable degree of lending diversification into higher risk types of loans, and more favorable credit quality measures.

  Sobieski Bancorp of IN. Selected due to Indiana market area, traditional thrift operating strategy, characterized by comparable asset size, similar structure of interest bearing liabilities, similar level of net income.

  Union Community Bancorp of IN. Selected due to Indiana market area, traditional thrift operating strategy, characterized by comparable asset size, higher level of capital, similar interest-earning asset composition, strong emphasis on 1-4 family lending, comparable degree of lending diversification into higher risk types of loans, and more favorable credit quality measures.

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          In aggregate, the Peer Group companies maintain a higher level of capital than the industry average (13.99 percent of assets versus 10.53 percent for all SAIF-insured public companies), generate comparable earnings as a percent of average assets (0.88 percent ROAA versus 0.74 percent for all SAIF-insured public companies), and generate a lower ROE (6.81 percent ROE versus 8.13 percent for all SAIF-insured public companies). Overall, the Peer Group's average P/B ratio and average P/E multiple were below the respective averages for all publicly-traded thrifts.

	All SAIF-Insured Publicly-Traded	Peer Group
Financial Characteristics (Averages)
Assets ($Mil)	$2,155	$237
Market capitalization ($Mil)	$262	$34
Equity/assets (%)	10.53%	13.99%
Return on assets (%)	0.74%	0.88%
Return on equity (%)	8.13%	6.81%

Pricing Ratios (Averages)(1)
Price/earnings (x)	14.44x	12.46x
Price/book (%)	117.14%	91.37%
Price/assets (%)	12.08%	12.95%

(1) Based on market prices as of March 8, 2002.

          Ideally, the Peer Group companies would be comparable to Monarch Community in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Monarch Community, as will be highlighted in the following comparative analysis.

Financial Condition

          Table 3.2 shows comparative balance sheet measures for Monarch Community and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Bank's and the Peer Group's ratios reflect balances as of December 31, 2001, unless indicated otherwise for the Peer Group companies. Monarch

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          (Table 3.2 "Balance Sheet Composition and Growth Rates - Comparable Institution Analysis As of December 31, 2001" on this Page)

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Community's equity-to-assets ratio of 9.1 percent was below the Peer Group's average net worth ratio of 14.0 percent. However, the Bank's pro forma capital position will increase with the addition of stock proceeds and will likely exceed the Peer Group's ratio following the conversion. All of the Bank's capital consisted of tangible capital, while the Peer Group's capital included a nominal amount of intangibles (0.2 percent of assets). The increase in Monarch Community's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank's higher pro forma capitalization will also result in a relatively lower return on equity. Both the Bank's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements. On a pro forma basis, the higher surpluses currently maintained by the Bank will become more significant.

          The interest-earning asset compositions for the Bank and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for Monarch Community and the Peer Group. Monarch Community maintained a higher concentration of loans as a percent of assets than the Peer Group (81.7 percent versus 74.6 percent for the Peer Group), while the Bank's cash and equivalents, MBS and investments-to-assets ratio was lower than the comparable ratio for the Peer Group (13.1 percent versus 21.1 percent for the Peer Group). Overall, Monarch Community's interest-earning assets amounted to 94.8 percent of assets, which was below the comparable Peer Group ratio of 95.7 percent.

          Monarch Community's funding liabilities reflected some similarities relative to that of the Peer Group's funding composition. The Bank's deposits equaled 62.7 percent of assets, which was below the Peer Group average of 65.9 percent. Borrowings, inclusive of subordinated debt, accounted for a higher portion of the Bank's interest-bearing funding composition, as reflected by borrowings-to-assets ratios of 27.0 percent and 19.1 percent for Monarch Community and the Peer Group, respectively. Accordingly, Monarch Community was considered to have lower borrowing capacity than the Peer Group, although both the Bank and the Peer Group were considered to have ample borrowing capacities. Total interest-bearing liabilities maintained as a percent of assets equaled 89.7 percent and 85.0 percent for Monarch Community and the Peer Group, respectively, with the Peer Group's lower ratio being supported by maintenance of a higher capital position.

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          A key measure of balance sheet strength for a thrift institution is its interest-earning assets to interest-bearing liabilities ("IEA/IBL") ratio. Presently, the Bank's IEA/IBL ratio is lower than the Peer Group's ratio, based on respective ratios of 105.7 percent and 112.6 percent. The additional capital realized from stock proceeds should provide Monarch Community with a higher IEA/IBL ratio than maintained by the Peer Group, as the capital realized from Monarch Community's stock offering will be primarily deployed into interest-earning assets.

          The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Both Monarch Community and the Peer Group's growth rates are based on annualized growth for the 12 months ended December 31, 2001 or the latest date available. Asset growth rates of positive 2.8 percent and positive 7.2 percent were posted by the Bank and the Peer Group, respectively. Monarch Community's asset growth was primarily realized through an increase in cash and investments, while, in contrast, loans receivable declined for the Bank. Similarly, asset growth for the Peer Group was concentrated in cash and investments, although loans receivable increased also, albeit at a more moderate pace. Overall, the Peer Group's asset growth measures would tend to support greater earnings growth relative to the Bank's measures. However, following the conversion, Monarch Community's leverage capacity will be greater than the Peer Group's.

          Deposit growth funded most of the Bank's asset growth, as well as a reduction in borrowings. Asset growth for the Peer Group was funded by a combination of deposits and borrowings. Deposit growth of 6.8 percent posted by the Bank was higher than the Peer Group's deposit growth rate of 6.2 percent. The 7.9 percent borrowings growth rate shown for the Peer Group average was understated by the Peer Group companies which recorded borrowing growth rates in excess of 100 percent. For the period shown in Table 3.2, all 3 of the "NM" borrowing growth rates shown for the Peer Group companies in Table 3.2 were attributable to companies recording borrowing growth rates in excess of 100 percent.

          Capital growth rates posted by the Bank and the Peer Group equaled positive 5.2 percent and positive 0.8 percent, respectively. The Peer Group's lower capital growth rate was attributable to its higher level of capital, dividend payments and stock repurchases, which more than offset the higher return on average assets posted by the Peer Group. Following the increase

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in capital realized from conversion proceeds, the Bank's capital growth rate will be depressed by its higher pro forma capital position, as well as by possible dividend payments and stock repurchases.

Income and Expense Components

          Monarch Community and the Peer Group reported net income to average assets ratios of 0.44 percent and 0.90 percent, respectively (see Table 3.3), based on earnings for the twelve months ended December 31, 2001, unless indicated otherwise for the Peer Group companies. A lower level of allowances for loan losses and lower operating expenses accounted for the Peer Group's higher profitability, which was partially offset by the Bank's higher net interest margin, higher non-interest income, higher net gains on sale, and lower tax rate.

          The Bank's stronger net interest margin resulted from a higher interest income ratio, which was partially offset by the Bank's higher interest expense ratio. Monarch Community's higher interest income ratio was realized through maintaining a higher yield on interest-earning assets (8.51 percent versus 7.55 for the Peer Group). The lower interest expense ratio posted by the Peer Group was supported by the Peer Group's lower cost of funds (4.74 percent versus 5.42 percent for the Bank) and maintenance of a lower level of interest-bearing liabilities as a percent of assets (85.0 percent versus 89.7 percent for the Bank). Overall, Monarch Community and the Peer Group reported net interest income to average assets ratios of 3.68 percent and 3.22 percent, respectively.

          In another key area of core earnings, the Bank maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Bank and the Peer Group recorded operating expense to average assets ratios of 3.87 percent and 2.27 percent, respectively. Monarch Community's operating expense ratio was in part due to an unfavorable ratio of employees for its asset size. Assets per full time equivalent employee equaled $2.7 million for the Bank, versus a comparable measure of $4.1 million for the Peer Group. The Bank's higher staffing requirements can in part be attributed to maintaining five office locations in which the staffing levels of the recently opened branches have not been fully leveraged. On a post-offering basis, the Bank's operating expenses can be expected to increase with the addition

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          (Table 3.3 "Income as a Percent of Average Assets and Yields, Costs, Spreads - Comparable Institution Analysis For the Twelve Months Ended December 31, 2001" on this Page)

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of the stock benefit plans, with such expenses already impacting the Peer Group's operating expenses. At the same time, Monarch Community's capacity to leverage operating expenses will be greater following the increase in capital realized from the infusion of net conversion proceeds.

          When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Bank's earnings strength was less favorable than the Peer Group's. Expense coverage ratios posted by Monarch Community and the Peer Group equaled 0.95x and 1.42x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

          Sources of non-interest operating income provided a larger contribution to Monarch Community's earnings, with such income amounting to 0.72 percent and 0.48 percent of Monarch Community's and the Peer Group's average assets, respectively. The Bank's earnings realized from non-interest operating income is indicative of a more diverse operating strategy into areas that generate revenues from non-interest sources. Taking non-interest operating income into account in comparing the Bank's and the Peer Group's earnings, Monarch Community's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 88.0 percent was less favorable than the Peer Group's efficiency ratio of 61.4 percent.

          Loan loss provisions had a larger impact on the Bank's earnings, amounting to 0.60 percent and 0.19 percent of the Bank's and Peer Group's average assets, respectively. In comparison to the Peer Group, the higher loss provisions established by Monarch Community was consistent with its greater degree of diversification into higher risk types of lending (including non-conforming loans) and maintenance of a higher non-performing assets-to-assets ratio.

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          Net gains made a larger contribution to the Bank's earnings, with such gains amounting to 0.67 percent and 0.08 percent of average assets for Monarch Community and the Peer Group, respectively, with Monarch Community's gains due to a large balance of loans sold into the secondary market in fiscal 2001. Extraordinary items were not a factor in either the Bank's or the Peer Group's earnings. Taxes were a less significant factor in the Bank's earnings, as Monarch Community and the Peer Group posted effective tax rates of 28.26 percent and 31.40 percent, respectively.

Loan Composition

          Table 3.4 presents data related to the loan composition of Monarch Community and the Peer Group. In comparison to the Peer Group, the Bank's loan portfolio composition reflected a higher concentration in the aggregate of 1-4 family residential mortgage loans and mortgage-backed securities (56.8 percent versus 54.5 percent for the Peer Group). A higher concentration of 1-4 family loans accounted for the Bank's higher ratio, as Monarch Community held a minimal amount of mortgage-backed securities as of December 31, 2001. The Bank's practice of selling qualifying fixed rate residential loans in the secondary market has resulted in the loans serviced for others representing a more significant off-balance sheet item for Monarch Community. However, the Peer Group's average balance of loans serviced for others of $16.1 million implies that the Peer Group companies have also emphasized originating loans for investment. Servicing assets equaled 0.14 percent of the Peer Group's assets, versus 0.26 percent for Monarch Community.

          Diversification into higher risk types of lending was relatively equal for the Bank and the Peer Group companies on average. Commercial real estate/multi-family loans represented the most significant area of diversification for the Peer Group (10.5 percent of assets), followed by consumer loans (6.9 percent of assets). The Bank's lending diversification consisted primarily of consumer and commercial real estate/multi-family loans, with those portfolios equaling 12.3 percent and 9.0 percent of assets, respectively. Consumer and construction/land loans accounted for the lending areas where the Bank maintained a greater degree of lending diversification than the Peer Group, although lending diversification into construction/land loans was fairly

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          (Table 3.4 "Loan Portfolio Composition and Related Information - Comparable Institution Analysis As of December 31, 2001" on this Page)

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comparable for the Bank and the Peer Group. Notwithstanding, the similar diversification into higher risk types of lending, the Bank maintained a higher risk-weighted assets-to-assets ratio compared to the Peer Group (71.8 percent versus 63.8 percent for the Peer Group). Adding to the Bank's higher risk-weighted assets was its higher concentration of total loans comprising assets.

Credit Risk

          The Bank's credit risk exposure appears to be higher than the Peer Group's, on average, based on the Bank's higher ratio of non-performing assets and lower reserves as a percent of non-performing assets. As shown in Table 3.5, the Bank's ratio of non-performing assets and accruing loans that are more than 90 days past due equaled 3.29 percent of assets, which was above the comparable Peer Group ratio of 0.88 percent. Monarch Community maintained a lower non-performing loans/loans ratio than the Peer Group, based on comparable ratios of 0.00 percent and 0.87 percent, respectively (all of the Bank's 90 days or more delinquent loans continue to accrue interest). The Bank maintained a lower level of loss reserves as a percent of non-performing assets and accruing loans that are more than 90 days past due (30.34 percent versus 153.87 percent for the Peer Group). Comparatively, the Bank maintained a higher level of reserves as a percent of loans (1.22 percent versus 0.96 percent for the Peer Group). Net loan charge-offs were a higher factor for the Bank than the Peer Group, equaling 0.23 percent and 0.13 percent of loans for the Bank and the Peer Group, respectively. Overall, Monarch Community's credit quality measures were considered to be representative of higher credit risk exposure than the Peer Group.

Interest Rate Risk

          Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group. In terms of balance sheet composition, Monarch Community's interest rate risk characteristics were considered to be slightly less favorable than the Peer Group, as implied by the Peer Group's higher equity-to-assets and IEA/IBL ratios. In addition, a higher level of non-interest earning assets represented a disadvantage for the Bank with respect to

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          (Table 3.5 "Credit Risk Measures and Related Information - Comparable Institution Analysis As of December 31, 2001 or Most Recent Date Available" on this Page)

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          (Table 3.6 "Interest Rate Risk Measures and Net Interest Income Volatility - Comparable Institution Analysis As of December 31, 2001 or Most Recent Date Available" on this Page)

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limiting interest rate risk associated with the balance sheet. On a pro forma basis, the infusion of stock proceeds should serve to provide the Bank with equity-to-assets and IEA/IBL ratios that are stronger than the comparable Peer Group ratios.

          To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Monarch Community and the Peer Group. In general, the relative fluctuations in both the Bank's and the Peer Group's net interest income to average assets ratios were considered to be fairly limited and, thus, based on the interest rate environment that prevailed during the period covered in Table 3.6, neither Monarch Community or the Peer Group were viewed as having significant interest rate risk exposure in their respective net interest margins. The stability of the Bank's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Monarch Community's assets.

Summary

          Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Monarch Community. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

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IV. VALUATION ANALYSIS

Introduction

          This chapter presents the valuation analysis and methodology used to determine Monarch Community's estimated pro forma market value of the common stock to be issued in conjunction with the conversion transaction. The valuation incorporates the appraisal methodology promulgated by the OTS, particularly regarding selection of the Peer Group, fundamental analysis on both the Bank and the Peer Group, and determination of the Bank's pro forma market value utilizing the market value approach.

Appraisal Guidelines

          The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994, specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. The valuation methodology provides for: (1) the selection of a peer group of comparable publicly-traded institutions, excluding from consideration institutions which have recently converted, subject to acquisition or in MHC form; (2) a financial and operational comparison of the subject company to the selected peer group, identifying key differences and similarities; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

          The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that such analyses cannot

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possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

          The pro forma market value determined herein is a preliminary value for the Bank's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in the Bank's operations and financial condition; (2) monitor the Bank's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase) both regionally and nationally. If material changes should occur prior to closing the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

          The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Monarch Community Bancorp's value, or Monarch Community Bancorp's value alone. To the extent a change in factors impacting the Bank's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

          A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such

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key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of Monarch Community Bancorp coming to market at this time.

1.          Financial Condition

          The financial condition of an institution is an important determinant in pro forma market value, because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank's and the Peer Group's financial strength are noted as follows:

                    Overall A/L Composition. Loans funded by retail deposits were the primary components of both Monarch Community's and the Peer Group's balance sheets. The Bank's interest-earning asset composition exhibited a higher concentration of loans, while diversification into higher risk and higher yielding types of loans was similar for both. However, the Bank's 1-4 family residential loan portfolio was characterized by a noticeable level of non-conforming loans that are not saleable to secondary market agencies. Overall, the Bank's asset composition provided for a higher risk weighted assets-to-assets ratio than maintained by the Peer Group. Monarch Community's funding composition reflected a lower level of deposits and a higher level of borrowings than the comparable Peer Group ratios. Overall, as a percent of assets, the Bank maintained a lower level of interest-earning assets (due to the fixed assets and real estate owned on the books) and a higher level of interest-bearing liabilities, which provided for an unfavorable IEA/IBL ratio for the Bank in comparison to the Peer Group. For valuation purposes, RP Financial concluded that a slight downward adjustment was warranted for the Bank's overall asset/liability composition.

                    Credit Quality. In general, the Bank's credit quality measures were considered to be less favorable than the Peer Group. The Bank maintained a higher non-performing assets-to-assets ratio and a higher level of real estate owned to assets ratio than the comparable Peer Group ratios. Loss reserves as a percent of non-performing assets were lower for the Bank. Overall, in comparison to the Peer Group, the Bank's measures tended to imply a higher degree of credit exposure and, thus, RP Financial concluded that a moderate downward adjustment was warranted for the Bank's credit quality.

                    Balance Sheet Liquidity. The Peer Group operated with a higher level of cash and investment securities relative to the Bank (21.1 percent of assets versus 13.1 percent for the Bank). Following the infusion of stock proceeds, the Bank's cash

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and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments. Monarch Community's future borrowing capacity was considered to be lower than the Peer Group's, in light of the higher level of borrowings currently maintained by the Bank. In addition, Monarch Community's residential loan portfolio was characterized by a noticeable level of non-conforming loans that are not saleable to secondary market agencies. Overall, balance sheet liquidity for the Bank was considered to be less favorable to the Peer Group and, thus, RP Financial concluded that a moderate downward adjustment was warranted for the Bank's balance sheet liquidity.

                    Funding Liabilities. Retail deposits served as the primary interest-bearing source of funds for the Bank and the Peer Group, with borrowings being utilized to a greater degree by Monarch Community. The Bank's overall funding composition provided for a higher cost of funds as maintained by the Peer Group, and Monarch Community also maintained a portfolio of out-of-market brokered CDs. In total, the Bank maintained a higher level of interest-bearing liabilities than the Peer Group, which was attributable to Monarch Community's lower capital position. Following the stock offering, the increase in the Bank's capital position should provide Monarch Community with a comparable or lower level of interest-bearing liabilities than maintained by the Peer Group. Overall, RP Financial concluded that no adjustment was warranted for Monarch Community's funding composition.

                    Capital. The Peer Group operates with a higher pre-conversion capital ratio than Monarch Community, 14.0 percent and 9.1 percent of assets, respectively. However, following the mutual-to-stock conversion, Monarch Community's pro forma capital position will likely exceed the Peer Group's equity-to-assets ratio. The Bank's higher pro forma capital position will result in greater leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Bank's more significant capital surplus will likely result in a below market ROE initially. Overall, RP Financial concluded that no adjustment was warranted for the Bank's capital position.

          On balance, Monarch Community's balance sheet strength was considered to be less favorable than Peer Group's, as implied by the less favorable credit quality and asset/liability characteristics of the Bank's pro forma balance sheet. Accordingly, we concluded that a moderate downward valuation adjustment was warranted for the Bank's financial strength.

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2.          Profitability, Growth and Viability of Earnings

          Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple the investment community will pay for earnings. The major factors considered in the valuation are described below.

                    Reported Earnings. The Bank recorded lower earnings on a ROAA basis (0.44 percent of average assets versus 0.90 percent for the Peer Group). A lower level of operating expenses and lower provisions for loan losses largely accounted for the Peer Group's more favorable reported earnings. Higher net gains, a lower effective tax rate and a higher level of non-interest operating income represented earnings advantages for the Bank. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Bank's earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company and the implementation of stock benefit plans. Overall, the differences between the Bank's and the Peer Group's reported earnings were considered to be representative of the Peer Group's superior earnings strength and, thus, Monarch Community's lower reported earnings warranted a moderate downward adjustment for valuation purposes.

                    Core Earnings. While the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income, Monarch Community's earnings were supported to a substantial extent by gains on the sale of loans in the secondary market. These loan sales were the result of loan refinancings in the lower interest rate environment of the year 2001. Due to the high level of operating expenses, the Bank's income statement translated into a lower expense coverage ratio (0.95x versus 1.42x for the Peer Group). Likewise, the Bank's efficiency ratio was less favorable than the Peer Group's (88.0 percent versus 61.4 percent for the Peer Group). Loss provisions had a larger impact on the Bank's earnings, which was consistent with Monarch Community's higher level of non-performing assets and greater diversification into higher risk types of lending. Overall, these measures, after taking into account the expected earnings benefits the Bank should realize from the redeployment of stock proceeds into interest-earning assets, indicated that Monarch Community's core earnings were weaker than the Peer Group's and a moderate downward adjustment was warranted for the Bank's core earnings.

                    Interest Rate Risk. Quarterly changes in the Bank's and the Peer Group's net interest income to average assets ratios indicated a similar degree of interest rate risk exposure in their respective net interest margins, as the Bank's and the Peer Group's net interest margins exhibited fairly limited quarterly fluctuations during the period analyzed. Other measures of interest rate risk, such as capital ratios, IEA/IBL ratios, and the level of non-interest earning assets-to-total assets were

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more favorable for the Peer Group. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with a stronger capital position and IEA/ILB ratio than maintained by Peer Group, as well as enhance the stability of the Bank's net interest margin through the reinvestment of stock proceeds into interest-earning assets. Accordingly, RP Financial concluded that the Bank's interest rate risk exposure on a pro forma basis was comparable to the Peer Group's and that no adjustment was warranted for valuation purposes.

                    Credit Risk. Loan loss provisions were a larger factor in the Bank's earnings, and the level of such provisions were considered to be significant for the Bank. In terms of future exposure to credit quality related losses, Monarch Community maintains a higher level of non-performing assets and lower levels of reserves as a percent of non-performing assets, as well as a higher credit risk residential loan portfolio characterized by non-conforming loans. Overall, RP Financial concluded that a moderate downward adjustment was warranted for the credit risk exposure associated with the Bank's earnings.

                    Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. The Peer Group's historical growth was stronger than the Bank's, but the infusion of stock proceeds will increase the Bank's earnings growth potential with respect to leverage capacity, as the Bank's pro forma leverage capacity should be greater than the Peer Group's. Additionally, recent cost cutting initiatives implemented in the first quarter of fiscal 2002 should serve to support earnings growth potential. Opportunities for lending and deposit growth in the Bank's market area are considered to be less favorable than the primary market areas served by the Peer Group companies in general, as indicated by the lower population growth that is projected in the Bank's primary market area (see Exhibit III-4). In addition, the Bank's primary market area is characterized by lower personal income levels in comparison to statewide averages. Monarch Community has a higher deposit market share in its headquarter's county of Branch, making future increases in retail deposits difficult. Overall, the Bank's earnings growth potential appears to be less comparable to the Peer Group's, and, thus, we concluded that a slight downward adjustment was warranted for this factor.

                    Return on Equity. The Bank's return on equity will be below the comparable averages for the Peer Group and all publicly-traded thrifts. In view of the lower capital growth rate that will be imposed by Monarch Community's lower ROE, we concluded that a moderate downward adjustment was warranted for the Bank's ROE.

          On balance, the less favorable core earnings, higher credit risk and lower earnings growth potential characteristics indicated for the Bank resulted in a sizeable downward valuation adjustment for the Bank's profitability, growth and viability of earnings.

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3.          Asset Growth

          Monarch Community's asset growth was lower than the Peer Group's, during the periods covered in our comparative analysis (positive 2.8 percent versus positive 7.2 percent for the Peer Group). This characteristic would normally be considered as a negative, but was somewhat offset by the potential asset growth that the Bank will be able to realize following the infusion of stock proceeds. On a pro forma basis, the Bank's equity-to-assets ratio will be higher than the Peer Group's, resulting in greater leverage capacity for Monarch Community. Since the Bank operates in a slower growing market than the Peer Group companies on average, opportunities to grow the balance sheet through retail growth were viewed as somewhat less favorable for the Bank. On balance, we believe no adjustment was warranted for this factor, as the Bank's less favorable historical growth was viewed as being offset by its greater capacity to leverage the balance sheet on a pro forma basis.

4.          Primary Market Area

          The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Monarch Community's primary market area for deposits and loans is considered to be Branch and Hillsdale Counties, where the Bank's branches are located. A diversified and growing economy has translated into stable demographic growth for the Bank's primary market area, as measured by growth in population and households during the 1990s. Growth has been most notable in Hillsdale County, away from Monarch Community's headquarters location. Overall, the demographic and economic characteristics of the local market area are considered to be less favorable with respect to limiting credit risk exposure and supporting growth opportunities. At the same time, Monarch Community faces notable competition from numerous other financial institutions, including many which are significantly larger than the Bank.

          Overall, the markets served by the Peer Group companies were viewed as having favorable growth characteristics. The primary markets served by the Peer Group companies have on average experienced an increase in population during the 1990s and, on average, population growth in those markets is projected to continue over the next five years. The Peer Group

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companies serve more populous and faster growing markets than the primary market area served by the Bank. The median deposit market share maintained by the Peer Group companies in their headquarters counties was lower than the Bank's market share of deposits in Branch County. Summary demographic and deposit market share data for the Bank and the Peer Group companies is provided in Exhibit III-4. As shown in Table 4.1, December 2001 unemployment rates for the markets served by the Peer Group companies generally were comparable to the unemployment rates reflected in the Bank's primary market area counties. On balance, we concluded that a slight downward valuation adjustment was appropriate for the Bank's market area.

Table 4.1
Market Area Unemployment Rates
Monarch Community and the Peer Group Companies (1)
	County	December 2001 Unemployment

Monarch Community - MI	Branch	6.0%
	Hillsdale	5.7

The Peer Group
AMB Financial Corp. of IN	Lake	6.1%
Citizens First Bancorp, Inc. of MI	St. Clair	6.6
FFW Corporation of Wabash - IN	Wabash	6.6
First Bancorp - IN	Vanderburgh	3.9
Logansport Fin. Corp. - IN	Cass	6.1
MSB Financial, Inc. of - MI	Calhoun	5.3
Northeast Indiana Bancorp - IN	Huntington	5.3
River Valley Bancorp - IN	Jefferson	5.1
Security Financial Bancorp - IN	Lake	6.1
Sobieski Bancorp of S. Bend - IN	St. Joseph	5.1
Union Community Bancorp - IN	Montgomery	4.0

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5.          Dividends

          The Bank has indicated its intention to pay an annual cash dividend following completion of the conversion, but has not determined the amount and timing of such dividend. Future

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declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

          Ten out of the eleven Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.75 percent to 4.14 percent. The average dividend yield on the stocks of the Peer Group institutions was 2.62 percent as of March 8, 2002, representing an average earnings payout ratio of 38 percent. As of March 8, 2002, approximately 86 percent of all SAIF-Insured publicly-traded thrifts (non-MHC institutions) had adopted cash dividend policies (see Exhibit IV-1) exhibiting an average yield of 2.78 percent and an average payout ratio of 35.71 percent. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

          Based on pro forma earnings and capital, the Bank's dividend capacity (payout ratio) is considered to be somewhat less comparable to the Peer Group's. On balance, we concluded that no adjustment was warranted for purposes of dividends relative to the Peer Group.

6.          Liquidity of the Shares

          The Peer Group is by definition composed of companies that are traded in the public markets, and all of the Peer Group members trade on the NASDAQ system. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $9.0 million to $165 million as of March 8, 2002, with an average market value of $33.6 million. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from approximately 672,000 to 9.1 million, with median shares outstanding of approximately 1.5 million. The Bank's conversion stock offering is expected to result in shares outstanding and market capitalization that will be in the middle of the range of the comparable Peer Group averages. Consistent with all of the Peer Group companies, it is anticipated that the Bank's stock will be quoted on the NASDAQ exchange. Overall, we anticipate that the liquidity in the Bank's stock will be relatively similar to the Peer Group

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companies on average and, therefore, concluded that no valuation adjustment was necessary for this factor.

7.          Marketing of the Issue

          We believe that three separate markets need to be considered for thrift stocks such as Monarch Community coming to market: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market for thrift franchises in Michigan. All of these markets were considered in the valuation of the Bank's to-be-issued stock.

                    A.          The Public Market

                    The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

                    In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year: More attractive valuations provided a boost to stocks in early-March 2001, but the rally stalled on more earnings warnings and a sell-off in the Tokyo stock market. The bleak outlook for first quarter earnings by a number of the bellwether technology stocks spurred a two-day sell-off in the NASDAQ of more than 11 percent and the S&P 500 fell 4.3 percent on March 12, which put that index into "bear-market" territory as well. Disappointment of only a 0.50 percent rate cut by the Federal Reserve at its March 20 meeting prompted a new wave of selling, particularly in technology stocks. Signs of a stronger

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economy supported a late-March rally, which was again cut short by more earnings warnings in the technology sector. The first quarter of 2001 concluded as the worst first quarter ever for the NASDAQ and the worst first quarter for the DJIA in 23 years. On March 30, 2001, the DJIA closed at 9878.78, a decline of 8.4 percent since year end 2000. Comparatively, the NADAQ declined 25.5 percent in the first quarter.

                    Stocks continued to slide in early-April 2001, amid fears that first quarter earnings would contain more bad surprises and generally fall short of reduced expectations. However, favorable earnings reports by Dell Computer Corporation and Alcoa served as a catalyst to one of the largest one-day gains in stock market history on April 5, with the DJIA and NASDAQ posting gains of 4.2 percent and 8.9 percent, respectively. The upward momentum in stocks was sustained into mid-April, as investors gained confidence that the economy would improve in the second half of the year. Stocks raced higher following a surprise inter-meeting rate cut by the Federal Reserve on April 18. The Federal Reserve cited slowing business investment and falling profits in its decision to lower rates by 50 basis points a month ahead of its regularly scheduled meeting. Following some profit taking on the heels of the rate cut, stocks moved higher at the end of April. Favorable economic data, including stronger than expected GDP growth for the first quarter, served as the basis for the general increase in stocks.

                    The positive trend in stocks did not extend into May 2001, as concerns over the business outlook generally pulled stocks lower through mid-May. Implementation of a fifth rate cut by the Federal Reserve at its mid-May meeting served to reverse the downward trend in stocks, as NASDAQ posted a six-day winning streak following the rate cut. However, profit taking and second quarter earnings jitters ended the rally in late-May. In early-June, the performance of the broader market was mixed, reflecting uncertainty over the prospects for a recovery in the economy and stronger corporate earnings. Amid more profit warnings and growing concerns about the corporate earnings outlook, stocks moved lower in mid-June. Technology stocks experienced the most significant selling pressure, as evidenced by a seven-day losing streak in the NASDAQ from June 8 through June 18. Speculation of another rate cut by

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the Federal Reserve at its late-June meeting provided for a relatively flat market ahead of the policy meeting. Stocks reacted mildly to the 0.25 percent rate cut implemented by the Federal Reserve in late-June and continued to trade in a narrow range to close out the second quarter. Generally weak second quarter earnings and growing uncertainty of an economic recovery in the second half of the year combined to pull stocks lower during most of July.

                    Weak economic data and more bad earnings news from the technology sector continued to pressure stocks lower during the first half of August 2001. The Federal Reserve's 0.25 percent rate cut at its mid-August meeting did little to lift the sagging stock market, as stocks tumbled sharply on the Federal Reserve's gloomy outlook for the economy. News that consumer confidence declined for the second month in a row in August and second quarter GDP growth of 0.2 percent was the slowest growth in eight years served to sharpen the sell-off in late August, reflecting growing pessimism about the chances of a near term economic recovery. The stock market continued to slump in early-September, as the sharp increase in August unemployment sparked a broad-based sell-off.

                    On September 11, 2001, all major financial markets closed in the wake of the terrorist attack on the World Trade Center and remained closed for the balance of the week. Prior to the resumption of trading on September 17, 2001, the Federal Reserve cut short-term rates by 0.50 percent as an attempt to provide support to the stock market. However, stocks sank sharply in the first day of trading after the terrorist attack, with some of the most significant losses occurring in the airline, travel and insurance stocks. Fears over an extended war on terrorism and further erosion of the nation's weakening economy extended the sell-off through the remainder of the week, as blue chip stocks posted their biggest weekly loss since the Depression. For the week ended September 21, 2001, the DJIA dropped nearly 1,370 points or 14.3 percent. On September 24, 2001, stocks posted their first gains since the terrorist attack, as the DJIA regained approximately 25 percent of the prior week's losses with a one-day increase in the average of 368 points or 4.5 percent. Stocks continued to rebound through the end of September, regaining approximately half of the decline recorded in the first week of trading following the terrorist attack.

                    The positive trend in the broader stock market generally prevailed through most of October 2001, despite a continuation of bad economic news. Growing confidence about the U.S. military attack in Afghanistan and hopes for a turnaround in the economy were factors that

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contributed to the stock market recovery. Stocks retreated in late-October, amid uncertainties about the job market and a decline in consumer confidence. Anticipation of another rate cut by the Federal Reserve served to lift stocks in early-November and the rally strengthened following the Federal Reserve's implementation of another half point rate cut at its regularly scheduled meeting in early-November. The favorable trend in the broader stock market continued through most of November, as the DJIA achieved a technical definition of a bull market in the third week of November and closed just shy of 10000 at month's end. In early-December, technology stocks surged higher and the DJIA surpassed the 10000 mark, reflecting growing optimism about an economic recovery. However, the stock market rally ended on news of a larger than expected increase in the November unemployment rate.

                    Fresh concerns about the corporate earnings outlook pushed stocks lower in mid-December 2001, despite the Federal Reserve's eleventh interest rate cut of the year. During the second half of December, stocks generally moved higher on year end buying and favorable economic data that showed surprisingly strong new home construction. Notwithstanding the year end rally, the Dow Jones Industrial Average ("DJIA") closed seven percent lower for the year and the NASDAQ Composite Index ("NASDAQ") declined 21 percent in 2001, providing for the worst two-year performance in the stock market in 23 years. The stock market began 2002 with a New Year rally, as investors bet on a forthcoming economic recovery and an upturn in corporate earnings. The momentum of the advance faded in mid-January, reflecting concerns that the markets were pricing in more of a recovery than the economy was showing. Stocks continued their fluctuating movements during February 2002, as conflicting signs emerged concerning whether the recession was over or not. Positive comments from Alan Greenspan resulted in stock market gains in early March 2002, along with an improvement in the unemployment rate from 5.8 to 5.5 percent for January. On March 8, 2002, the DJIA closed at 10572.5 or 5.5 percent higher since January 1, 2002 and the NASDAQ closed at 1929.7 or 1.1 percent lower since January 1, 2002.

                    The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have outperformed the broader market. After trading in a narrow range through mid-March 2001, a sell-off in large U.S. banks rippled through the thrift sector as well.

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Most of the sell-off was attributable to concerns over U.S. bank exposure to troubled Japanese banks, which would only indirectly impact the thrift sector to the extent such problems would impact the U.S. economy. The Federal Reserve's implementation of a third rate cut at its March meeting had little impact on thrift stocks, as thrift stocks followed the broader market lower following the rate cut. However, aided by the decline in short-term interest rates that provided for a steeper yield curve, thrift stocks moved higher at the end of the first quarter. After following the broader market lower in early-April, thrift stocks recovered slightly in mid-April and generally outperformed bank stocks. The more favorable performance by thrifts was supported by their lower exposure to the downturn in the commercial credit cycle and the more positive effect that the interest rate cuts would have on their net interest margins. While the announced merger between First Union and Wachovia had little impact on the overall market for thrift and bank stocks, financial stocks gained on news of the surprise rate cut by the Federal Reserve in mid-April. The largest gains in the thrift sector tended to be in the large-cap issues. Thrift prices generally stabilized in late-April, as first quarter earnings generally met expectations.

                    Lower short-term interest rates and a steeper yield curve continued to benefit thrift issues in May 2001, particularly following the 0.50 percent rate cut by the Federal Reserve in mid-May. Thrift issues traded in a narrow range in late-May, as interest rates stabilized. Expectations of further rate cutes by the Federal Reserve and stronger second quarter earnings translated into slightly higher thrift prices in early-June. Consolidation among thrift stocks, including Washington Mutual's proposed $5.2 billion acquisition of Dime Bancorp, extended the rally in thrift issues through mid-June. The widely anticipated rate cut by the Federal Reserve at its late-June meeting had little impact on thrift prices, as thrift prices eased lower at the close of the second quarter on profit taking. Generally favorable second quarter earnings realized from strong lending volumes and expansion of the net interest margin served to boost thrift prices during July, in which the strongest gains were again posted by the large-cap issues.

                    The positive trend in thrift stocks continued to prevail during the first half of August, reflecting a continuation of the favorable interest rate environment and little threat of inflationary pressures. Thrift stocks reacted mildly to the widely anticipated 0.25 percent rate cut

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by the Federal Reserve in mid-August, which was followed a decline of more than 5.0 percent in the SNL Index for all publicly-traded thrifts in late-August. The decline in the market-cap weighted SNL Index was prompted by news that some of the large publicly-traded thrift lenders were experiencing net interest margin compression. Thrift stocks followed the broader market lower in early-September, reflecting the potential negative implications that a slowdown in consumer spending would have on financial stocks.

                    In a sharp contrast to the broader market, thrift stocks moved higher on the first day of trading following the terrorist attack. The increase in thrift stocks was attributed to the 0.50 percent rate cut implemented by the Federal Reserve, which provided for a further steepening of the yield curve, and large buyback programs announced by a number of the large-cap thrifts following the Securities and Exchange Commission's decision to waive many of the regulations governing repurchases. However, thrift stocks experienced selling pressure at the end of the week ended September 21, 2001, as investors became wary that the worsening U.S. economy would negatively impact the housing market and related industries as well. Oversold conditions in the thrift sector provided for a positive correction in thrift stocks at the close of September.

                    Thrift stocks eased lower through mid-October 2001, reflecting expectations that the series of interest rate cuts implemented by the Federal Reserve would be ending soon and the slowing economy would also began to negatively impact residential lenders. The SNL Index dropped sharply in mid-October, as third quarter results for two large cap issues (Washington Mutual and Golden West Financial) indicated an increase in problem assets. After trading in a narrow range through the balance of October, thrifts stocks rebounded during most of November. Attractive valuations on some of the large-cap issues that had become oversold and another rate cut by the Federal Reserve in early-November were factors that contributed to the recovery in thrift prices. Thrift stocks eased lower at the close of November and traded in a narrow range in early-December, which was largely attributed to profit taking in some of the large-cap issues following their strong November performance.

                    Thrift stocks trended higher in mid- and late-December 2001, reflecting expectations that earnings would benefit from the additional interest rate cuts implemented by the

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Federal Reserve during the fourth quarter. For the year, the SNL Index for all publicly-traded thrifts posted a gain of 5.0 percent. Further gains were registered in thrift stocks at the beginning of 2002, with the strongest performance turned in by the largest companies. Expectations of strong fourth quarter earnings and growing sentiment of a slow economic recovery that would support a continuation of the steep yield curve were factors that contributed to the advance in thrift stocks. Thrift issues stabilized in mid-January and then moved higher in late-January, as investors were encouraged by fourth quarter earnings. On March 8, 2002 the SNL Index for all publicly-traded thrifts closed at 1001.5, an increase of 9.1 percent since January 1, 2002.

                    B.          The New Issue Market

                    In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank's pro forma market value. The new issue market is separate and distinct from the market for seasoned stock thrifts in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB ratio often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

                    The market for converting thrifts has shown some signs of strengthening in recent months, although conversion activity has remained somewhat limited. As shown in Table 4.2, only four standard conversion offerings have been completed during the past three months. Three out of the four offerings were closed at the top of the super range and one was closed between the midpoint and the maximum. All four of the recent conversions traded higher in

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initial trading activity and the average one week change in price for standard conversion offerings completed during the past three months equaled positive 22.0 percent. The average pro forma price/tangible book and core price/earnings ratios of the recent standard conversions at closing equaled 59.6 percent and 30.1 times, respectively.

                    In examining the current pricing characteristics of the conversion offerings completed during the last three months (see Table 4.3), we note there exists a difference in pricing ratios compared to the universe of all publicly-traded thrifts. Specifically, the current P/B ratio of the full conversion completed in the most recent three month period of 92.65 percent reflects a discount of 24.8 percent from the average P/B ratio of all publicly-traded thrifts (equal to 123.25 percent). The equity-to-assets ratio of the recent conversion was above the average for all publicly-traded thrifts (16.75 percent versus 10.49 percent for all publicly-traded thrifts), which primarily accounted for the lower core return on equity maintained by the recent conversion (6.33 percent versus 7.21 percent for all publicly-traded thrifts). Accordingly, the discount reflected in the P/B ratio of the recent conversion suggests that the investment community has determined to discount their stocks on a book basis until the return on equity improves through redeployment and leveraging of the proceeds over the longer term and implementation of other capital management strategies. The recent conversion in Table 4.3, PHSB Financial Corporation, was a second-step conversion and such offerings tend to be priced at a higher P/B ratio than standard conversion offerings.

                    C.          The Acquisition Market

                    Also considered in the valuation was the potential impact on Monarch Community's stock price of recently completed and pending acquisitions of other savings institutions operating in Michigan. As shown in Exhibit IV-4, there were twelve Michigan thrift acquisitions announced between the beginning of 1995 through year-to-date 2002, and there are no acquisitions currently pending of Michigan savings institutions. The recent acquisition activity involving Michigan thrifts may imply a certain degree of acquisition speculation for the Bank's stock. To the extent that acquisition speculation may impact the Bank's offering, we have largely taken this into account in selecting Michigan or Midwest area companies which operate in markets that have experienced a comparable level of acquisition activity as the Bank's

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(Table 4.2 "Pricing Characteristics and After-Market Trends - Recent Conversions Completed (Last Three Months)" on this Page)

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(Table 4.3 "Market Pricing Comparatives - Prices As of March 8, 2002" on this Page)

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Page 4.20

market and, thus, are subject to the same type of acquisition speculation that may influence Monarch Community's trading price.

*   *   *   *   *   *   *   *   *   *   *

                    In determining our valuation adjustment for marketing of the issue, we considered market conditions in general and trends in the overall thrift market, including the new issue market and the acquisition market for Michigan thrifts. Taking these factors and trends into account, RP Financial concluded that no valuation adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.          Management

          Monarch Community's management team appears to have experience and expertise in all of the key areas of the Bank's operations. Exhibit IV-5 provides summary resumes of Monarch Community's Board of Directors. While the Bank does not have the resources to develop a great deal of management depth, given its asset size and the impact it would have on operating expenses, management and the Board have been effective in implementing an operating strategy that can be well managed by the Bank's present organizational structure as indicated by the financial characteristics of the Bank. Monarch Community currently does not have any executive management positions that are vacant.

          Similarly, the returns, capital positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.          Effect of Government Regulation and Regulatory Reform

          In summary, as a fully-converted SAIF-insured institution, Monarch Community will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions.

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Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

          Overall, based on the factors discussed above, we concluded that the Bank's pro forma market value should be discounted relative to the Peer Group as follows:

Key Valuation Parameters:	Valuation Adjustment

Financial Condition	Moderate Downward
Profitability, Growth and Viability of Earnings	Sizeable Downward
Asset Growth	No Adjustment
Primary Market Area	Slight Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

          In applying the accepted valuation methodology promulgated by the OTS, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Monarch Community's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Monarch Community's prospectus for reinvestment rate, the effective tax rate, offering expenses and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and the recent conversions.

          RP Financial's valuation placed an emphasis on the following:

  P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both the Bank and the Peer Group included certain non-recurring items, we have also examined core earnings estimates for the Bank and the Peer Group.

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  P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.
  P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

          The Bank will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

          Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of March 8, 2002, the pro forma market value of Monarch Community's conversion stock was $15,000,000 at the midpoint, equal to 1,500,000 shares at $10.00 per share.

          1.          Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items,

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plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank's reported earnings equaled $758,000 for the twelve months ended December 31, 2001. In calculating Monarch Community's core earnings, in a format to match the adjustments made to the Peer Group's earnings, the only adjustments made to reported earnings were to eliminate gains on the sale of loans, gains on the sale of loans reclassified, loss on the sale of fixed assets, and trading gains. The Bank's net gains from these items for the twelve months ended December 31, 2001 totaled $1.2 million. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 28 percent for the gains, the Bank was projected to have a negative core earnings level for fiscal 2001. This precludes the use of core earnings in the valuation process. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Amount ($000)

Net income	$ 758
Less: Net Gains	(1,167)
Plus: Tax Effect	330
Core earnings estimate	$ (78)

          Based on the Bank's reported earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported P/E multiple at the $15.0 million midpoint value equaled 19.24 times, respectively, which provided for a premium of 54.4 percent relative to the Peer Group's average reported earnings multiple of 12.46 times (see Table 4.4). We concluded that the earnings multiple premium was acceptable in light of the valuation discount on a book value basis, as shown below.

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(Table 4.4 "Public Market Pricing - Monarch Comm Bancorp Inc of MI and the Comparables As of March 8, 2002" on this Page)

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          1.          Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio to Monarch Community's pro forma book value. The pre-conversion reported book value for Monarch Community equaled $15.4 million and consisted entirely of tangible capital. Based on the $15.0 million midpoint valuation, Monarch Community's pro forma P/B and P/TB ratios both equaled 53.75 percent. In comparison to the average P/B and P/TB ratios for the Peer Group of 91.37 percent and 92.34 percent, respectively, the Bank's ratios reflected a discount of 41.2 percent on a P/B basis and a discount of 41.8 percent on a P/TB basis. RP Financial considered the discounts under the P/B approach to be reasonable in light of the valuation adjustments referenced earlier, and the Bank's resulting P/E multiple, and the low level of core earnings reported by the Bank.

          2.          Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Monarch Community's value equaled 8.28 percent of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 12.95 percent, which implies a 36.1 percent discount for the Bank's pro forma P/A ratio.

Comparison to Recent Conversions

          As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent standard conversions are not the primary determinate of value herein. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The recent standard conversions on average closed at a price/tangible book ratio of 59.6 percent (see Table 4.2). In comparison, the Bank's P/TB ratio at the appraised midpoint value reflects a discount of 9.8 percent relative to the average closing P/TB ratio of the recent standard conversion offerings. In comparison to the

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average current aftermarket P/TB ratio of the one recent conversion (92.65 percent), the Bank's P/TB ratio at the appraised midpoint value reflects a discount of 42.0 percent.

Valuation Conclusion

          Based on the foregoing, it is our opinion that, as of March 8, 2002, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, was $15,000,000 at the midpoint. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $12,750,000 and a maximum value of $17,250,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 1,275,000 shares at the minimum and 1,725,000 at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a super maximum value of $19,837,500, or 1,983,750 shares without requiring a resolicitation. The comparative pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.